UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 18, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

NATIONAL CORPORATE TAXPAYERS REGISTER (CNPJ) No. 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING

HELD ON DECEMBER 18, 2017

1.                                     DATE, TIME AND PLACE: On the eighteenth (18th) day of the month of December 2017, at 2:00 p.m., at the principal place of business of Fibria Celulose S.A. (“Company”), located in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th floor, suite Valor, Edifício Vila Olímpia Corporate, Tower B, Vila Olímpia, Postal Code 04551-010.

2.                                     CALL NOTICE: The call notice was published, in the form of article 124 of Law No. 6.404, of December 15, 1976, as amended (“Corporation Law”), (i) in the “Official Gazette of the State of São Paulo”, in the issues of November 17, 18 and 22, 2017, on pages 22, 5 and 8, respectively; and (ii) in the Newspaper “Valor Econômico”, in the issues of November 17, 21 and 22, on pages E3, E3 and E3, respectively.

3.                                     ATTENDANCE: Presence of shareholders holding 459.667.669 (four hundred and fifty nine million, six hundred and sixty seven thousand, six hundred and sixty nine) common, registered, book-entry shares, without par value, issued by the Company, representing approximately 83.095% of the total and voting capital stock of the Company disregarding the shares held in treasury, according to the signatures contained in the Company’s Shareholders’ Attendance Book. Mr. Guilherme Perboyre Cavalcanti, representative of the Company’s management, Mr. Gilsomar Maia Sebastião, representative of the Company’s Fiscal Council and Mr. Luciano Jorge Moreira Sampaio Junior, representative of PricewaterhouseCoopers Auditores Independentes were also present.

4.                                     BOARD: The works were presided over by Mr. André Mestriner Stocche and Mrs. Alessandra Zequi acted as secretary.

5.                                     DOCUMENTS PROVIDED TO THE SHAREHOLDERS: All documents relating to the items of the agenda were made available to the shareholders at the principal place of business and disclosed on the electronic websites of Company (http://fibria.infoinvest.com.br), of the Brazilian Securities Commission (“CVM”) (www.cvm.gov.br) and of B3 S.A. — Brasil, Bolsa, Balcão (http://www.b3.com.br) on November 16, 2017.

6.                                     AGENDA: The shareholders of the Company met to examine, discuss and vote on the following agenda: (i) approval of the “Private Instrument of Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A.”, executed by the management of Fibria-MS Celulose Sul Mato-Grossense Ltda., a limited-liability business company, with its principal place of business in the city of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, Tower B, 3rd floor, suite 32, Itaim Bibi, Postal Code 04542-000, enrolled with the National Corporate Taxpayers Register (“CNPJ”) under No. 36.785.418/0001-07 and the articles of incorporation of which are registered with the Commercial Registry of the State of São Paulo (“JUCESP”) under Company Registration Identification Number (“NIRE”) 35.225.356.634, (“Absorbed Company”) and the Company’s management on November 16, 2017, which reflects the terms of the merger of the Absorbed Company into the Company (“Protocol”); (ii) ratification of the appointment and hiring, by the Company, of PricewaterhouseCoopers Auditores Independentes, a professional company established in the capital city of the State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torino Tower, Água Branca, enrolled with the CNPJ under No. 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5 (“Appraising Company”), in the capacity as expert company hired to prepare the accounting appraisal report of the net worth of the Absorbed Company (“Accounting Appraisal Report”); (iii) approval of the Accounting Appraisal Report prepared by the Appraising Company; (iv) approval of the merger of the Absorbed Company into the Company, with consequent dissolution of the Absorbed Company (“Merger”); and (v) authorization for the managers to perform all acts required to implement the resolutions above.

7.                                     RESOLUTIONS: The meeting was opened, and after analysis and discussion of the items of the agenda, the shareholders present resolved on the following:

7.1.                           To approve, by 459.667.669 (four hundred and fifty nine million, six hundred and sixty seven thousand, six hundred and sixty nine) favorable votes, no contrary vote and no abstention, the drawing up of the minutes of this meeting in summary form, containing only a transcript of the resolutions passed, as provided in article 130, paragraph 1 of the Corporation Law, and publication thereof omitting the signatures of the shareholders present in the form of paragraph 2 of the same article of the Corporation Law

7.2.                           To approve, by 459.567.595 (four hundred and fifty nine million, five hundred and sixty seven thousand, five hundred and ninety five) favorable votes, 3.931 (three thousand, nine hundred and thirty one) contrary votes and 96.143 (ninety six thousand, one hundred and forty three) abstentions, the Protocol, which consubstantiates the terms, clauses and conditions of the merger of the Absorbed Company into the Company, and the private instrument of which, initialed by the board, is filed at the principal place of business of the Company.

7.3.                           To approve, by 459.658.942 (four hundred and fifty nine, six hundred and fifty eight, nine hundred and forty two) favorable votes, 3.043 (three thousand and forty three) contrary votes  and 5.684 (five thousand, six hundred and eighty four) abstentions, the ratification of the appointment and hiring of the Appraising Company as company in charge of preparing the Accounting Appraisal Report, in accordance with the provisions of articles 226 and 227 of the Corporation Law

7.3.1                    Pursuant to the provisions of the applicable law, the Appraising Company declared: (i) that it is not the owner, directly or indirectly, of any security or derivative referenced in security issued by the Absorbed Company or by the Company; (ii) that it is not aware of any direct or indirect conflict of interests that reduces its independence required for performance of its duties; and (iii) that the Absorbed Company, the Company, their controlling shareholders, members, shareholders or managers have not, in any way: (a) directed, limited, posed difficulties to or performed any acts that have or may have jeopardized the access, use or knowledge of information, property, documents or work methodologies that are relevant for the quality of their respective conclusions, (b) restricted, in any form, their ability to determine the conclusions independently presented, or (c) determined the methodologies used to prepare the appraisal report relating to the amount of the net worth of the Absorbed Company to be merged into the Company.

7.4.                           To approve, by 459.560.612 (four hundred and fifty nine million, five hundred and sixty thousand, six hundred and twelve) favorable votes, 2.714 (two thousand, seven hundred and fourteen) contrary votes and 104.343 (one hundred and four thousand, three hundred and forty three) abstentions, the Accounting Appraisal Report prepared by the Appraising Company by the accounting method, which is Exhibit 10.6 to the Protocol (“Appraisal Report”).

7.4.1.                 To consign that the Absorbed Company’s net worth to be merged into the Company has been appraised by the Appraising Company by the accounting method, in accordance with the accounting practices adopted in Brazil, as defined in item 7 of Pronouncement No. 26(R1) of the Accounting Ruling Committee.

7.4.2.                 The Appraising Company has conducted its appraising works based on the accounting books and on the accounting statements of the Absorbed Company prepared on September 30, 2017 (“Base Date”).

7.5.                           To approve, by 459.566.849 (four hundred and fifty nine million, five hundred and sixty six thousand, eight hundred and forty nine) favorable votes, 2.708 (two thousand, seven hundred and eight) contrary votes and 98.112 (ninety eight thousand, one hundred and twelve) abstentions, the merger of the Absorbed Company, in the strict terms set forth in the Protocol, with the transfer of the net worth to the Company and consequent dissolution of the Absorbed Company.

7.5.1.                 To consign that the amendment to the articles of association of the Absorbed Company that approves the merger and this special shareholders’ meeting shall only produce effects from and including December 31, 2017 (“Effective Date”). Therefore, the Merger shall only produce (civil, corporate, legal, accounting, labor, commercial and/or tax) effects and shall only be implemented, with dissolution of the Absorbed Company, transfer of the assets of the Absorbed Company to the Company and succession by the Company to all assets, property, rights, tax benefits/incentives, licenses, claims, powers, immunities, actions, exceptions, duties, obligations, subjections and liabilities, on the Effective Date.

7.5.2.                 In view of the fact that the Company is, on the date hereof, the holder of one hundred percent (100%) of the shares representing the share capital of the Absorbed Company, the Merger shall occur without capital increase of the Company. The Merger shall be implemented by means of accounting entries that substitute (a) the amounts registered by the Company in its financial statements by way of investment in the Absorbed Company for (b) a line-by-line allocation of the assets and liabilities to be absorbed.

7.5.3.                 Pursuant to the provisions of the Protocol, the Merger shall be carried out without relation of substitution of the shares issued by the Absorbed Company, in view of the fact that (i) the Company is the holder of all shares issued by the Absorbed Company, and there are no non-controlling members that shall migrate to the Company; (ii) the shares issued by the Absorbed Company and held by the Company shall be extinguished upon the Merger; (iii) the Merger shall not result in a capital increase social of the Company; and (iv) the Merger shall not imply the issue of new shares by the Company.

7.5.4.                 On the Effective Date, all property elements, assets and liabilities that are part of the property of the Absorbed Company shall be transferred to the Company, universally and without interruption, including, without limitation, the real properties owned by the Absorbed Company listed in Exhibit I to these minutes, so that the Company shall succeed the Absorbed Company, universally and without interruption, to all assets, rights, claims, authority, powers, immunities, actions, exceptions, duties, obligations, subjections, liens and liabilities owned by the Absorbed Company at the time of the Merger, whether of a property or non-property nature.

7.5.5.                 As shown in the Appraisal Report, the Appraising Company has concluded, based on the works performed, that the amount of six billion, eight hundred and twenty-five million, two hundred and twenty-four thousand, six hundred and eight Reais and eighty-six cents (R$6,825,224,608.86) represents, in all relevant aspects, the book value of the Absorbed Company’s net worth to be transferred to the Company.

7.5.6.                 To consign that, by means of Official Letter No. 342/2017/CVM/SEP/GEA-2, dated October 24, 2017, the CVM granted the request made by the Company’s management of waiver of preparation of the appraisal report of the net worth of the Company and of the Absorbed Company at market prices for purposes of calculating the substitution relation set forth in article 264 of the Corporation Law, in view of the fact that (i) the Company is the holder of one hundred percent (100%) of the share capital of the Absorbed Company; (ii) the Merger shall not result in an increase in the Company’s capital stock; and (iii) there will be no change in the equity interest of the Company’s shareholders because of the Merger.

7.5.7.                 Pursuant to the provisions of article 136 and of article 137 of the Corporation Law, the current shareholders of the Company will not have the right if dissent and appraisal as a result of approval of the Merger.

7.5.8.                 On the Effective Date, the Company shall succeed, without interruption, to all property and rights relating to the business establishments of the Absorbed Company, so that the activities performed by the Absorbed Company in its business establishments and branches shall be exploited, without interruption, by the Surviving Company, at the business establishments and branches identified below:

Business Establishments and Branch of the Absorbed Company	Business Establishment and Branch of the Company

Rural property named “Horto Ana Rosa”, located at Rodovia MS 124, Km 37, access to the left at Km 15, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79680-000, enrolled with the CNPJ under No. 36.785.418/0002-80, state registration No. 28.271.579-7, the articles of incorporation of which are filed with the Commercial Registry of the State of Mato Grosso do Sul (“JUCEMS”) under NIRE 54900124096.

Rural property named “Horto Ana Rosa”, located at Rodovia MS 124, Km 37, access to the left at Km 15, Rural Zone, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 60.643.228/0611-80, state registration No. 28.803.935-1 and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035846-1.

Business Establishments and Branch of the Absorbed Company	Business Establishment and Branch of the Company

Rural property named “Horto Flor da Serra”, located at Rodovia BR 262, Km 67, access to the right at Km 01, Rural Zone, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 36.785.418/0004-41, state registration No. 54900124118, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900124118.

Rural property named “Horto Flor da Serra”, located at Rodovia BR 262, Km 67, access to the right at Km 01, Rural Zone, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 60.643.228/0619-37, state registration No. 28.803.941-6 and and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035854-2.

Rural property named “Horto Barra do Moeda”, located at Rodovia BR 158, Km 298, access to the left at Km 08, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 36.785.418/0003-60, state registration No. 28.271.580-0, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900124100.

Rural property named “Horto Barra do Moeda”, located at Rodovia BR 158, Km 298, access to the left at Km 08, Rural Zone, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 60.643.228/0621-51, state registration No. 28.804.031-7and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035856-9.

Rural property named “Horto Nova Palmito”, located at Rodovia BR 158, Km 288, access to the right at Km 01, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 36.785.418/0005-22, state registration No. 28.271.582-7, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900124126.

Rural property named “Horto Nova Palmito”, located at Rodovia BR 158, Km 288, access to the right at Km 01, Rural Zone, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 60.643.228/0616-94, state registration No. 28.804.034-1 and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035851-8.

Rural property named “Horto Pontal”, located at Rodovia BR 158, Km 30, access to the right at Km 01, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 36.785.418/0007-94, state registration No. 28.271.583-5, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900124142.

Rural property named “Horto Pontal”, located at Rodovia BR 158, Km 30, access to the right at Km 01, Rural Zone, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 60.643.228/0623-13, state registration No.  28.803.942-4 and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035858-5.

Business Establishments and Branch of the Absorbed Company	Business Establishment and Branch of the Company

Rural property named “Horto Rio Verde ‘B’”, located at Rodovia BR 158, Km 301, access to the right at Km 54, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 36.785.418/0008-75, state registration No. 28.271.584-3, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900124151.

Rural property named “Horto Rio Verde ‘B’”, located at Rodovia BR 158, Km 301, access to the right at Km 54, Rural Zone, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 60.643.228/0613-41, state registration No.  28.803.943-2 and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035848-8.

Rural property named “Horto Santa Luzia”, located at Rodovia BR 158, Km 312, access to the left at Km 04, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 36.785.418/0009-56, state registration No. 28.271.585-1, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900124169.

Rural property named “Horto Santa Luzia”, located at Rodovia BR 158, Km 312, access to the left at Km 04, Rural Zone, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 60.643.228/0618-56, state registration No. 28.803.936-0 and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035853-4.

Rural property named “Horto Buriti”, located at Rodovia BR 158, Km 292, access to the right at Km 04, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 36.785.418/0010-90, state registration No. 28.294.841-4, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900151085.

Rural property named “Horto Buriti”, located at Rodovia BR 158, Km 292, access to the right at Km 04, Rural Zone, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 60.643.228/0612-60, state registration No. 28.803.938-6 and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035847-0.

Rural property named “Horto Estradão”, located at Rodovia BR 158, Km 301, access to the right at Km 15, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 36.785.418/0011-70, state registration No. 28.294.842-2, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900151093.

Rural property named “Horto Estradão”, located at Rodovia BR 158, Km 301, access to the right at Km 15, Rural Zone, municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 60.643.228/0610-07, state registration No. 28.803.939-4 and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035845-3.

Business Establishments and Branch of the Absorbed Company	Business Establishment and Branch of the Company

Rural property named “Horto Matão”, located at Rodovia MS 112, Km 28, access to the right at Km 09, municipality of Selvíria, State of Mato Grosso do Sul, Postal Code 79590-000, enrolled with the CNPJ under No. 36.785.418/0012-51, state registration No. 28.294.956-9, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900151107.

Rural property named “Horto Matão”, located at Rodovia MS 112, Km 28, access to the right at Km 09, Rural Zone, municipality of Selvíria, State of Mato Grosso do Sul, Postal Code 79590-000, enrolled with the CNPJ under No. 60.643.228/0620-70, the state registration of which is currently being obtained and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035855-1.

Rural property named “Fazenda Ema”, located at Rodovia BR-262, Km 130, Access to the Left, no number, Rural Zone, in the municipality of Água Clara, State of Mato Grosso do Sul, Postal Code 79.680.000, enrolled with the CNPJ under No. 36.785.418/0019-28, state registration No. 28.356.540-3, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900264211.

Rural property named “Fazenda Ema”, located at Rodovia BR-262, Km 130, Access to the Left, no number, Rural Zone, in the municipality of Água Clara, State of Mato Grosso do Sul, Postal Code 79.680.000, enrolled with the CNPJ under No. 60.643.228/0626-66, state registration No. 28.426.198-0, the and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035887-9.

Rural property named “Horto Brasileira”, located at Rodovia BR 158, Km 326, access to the right at Km 30, rural zone of the Municipality of Brasilândia, State of Mato Grosso do Sul, Postal Code 79670-000, enrolled with the CNPJ under No. 36.785.418/0014-13, state registration No. 28.337.926-0, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900225313.

Rural property named “Horto Brasileira”, located at Rodovia BR 158, Km 326, access to the right at Km 30, rural zone of the Municipality of Brasilândia, State of Mato Grosso do Sul, Postal Code 79670-000, enrolled with the CNPJ under No. 60.643.228/0614-22, 28.803.944-0, and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035849-6.

Rural property named “Horto Barra do Moeda”, located at Rodovia BR 158, Km 298, access to the left at Km 08, Industrial Area, rural zone of the Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 36.785.418/0015-02, state registration No. 28.343.038-9, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900237028.

Rural property named “Horto Barra do Moeda”, located at Rodovia BR 158, Km 298, access to the left at Km 08, Industrial Area, rural zone of the Municipality of Três Lagoas, State of Mato Grosso do Sul, Postal Code 79601-970, enrolled with the CNPJ under No. 60.643.228/0615-03, 28.426.325-7, and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035850-0.

Business Establishments and Branch of the Absorbed Company	Business Establishment and Branch of the Company

Closed warehoused named “Depósito Fechado de Jupiá”, at the address Rua Alfa, no number, coordinates 20º47’30.63” S 51º38’15.18” W, Galpão VCP/MS, Jardim Progresso, Postal Code 79640-390, in the municipality of Três Lagoas, State of Mato Grosso do Sul, enrolled with the CNPJ under No. 36.785.418/0018-47, state registration No. 28.351.150-8, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900258238.

Closed warehoused named “Depósito Fechado de Jupiá”, at the address Rua Alfa, no number, coordinates 20º47’30.63” S 51º38’15.18” W, Galpão VCP/MS, Jardim Progresso, Postal Code 79640-390, in the municipality of Três Lagoas, State of Mato Grosso do Sul, enrolled with the CNPJ under No. 60.643.228/0630-42, state registration No. 28.426.411-3, and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035892-5.

Rural property named “Fazenda Santa Clara”, located at Rodovia BR 262, right margin at Km 617, in the municipality of Ribas do Rio Pardo, State of Mato Grosso do Sul, Postal Code 79180-000, enrolled with the CNPJ under No. 36.785.418/0020-61, state registration No. 28.386.806-6, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900306984.

Rural property named “Fazenda Santa Clara”, located at Rodovia BR 262, right margin at Km 617, Rural Zone, in the municipality of Ribas do Rio Pardo, State of Mato Grosso do Sul, Postal Code 79180-000, enrolled with the CNPJ under No. 60.643.228/0625-85, state registration No. 28.426.197-1, and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035886-1.

Rural property named “Fazenda Santa Verginia”, located at Estrada Bataguassu to Brasilândia, Km 17, Rural Zone, no number, in the Municipality of Santa Rita do Pardo, State of Mato Grosso do Sul, Postal Code 79690-000, enrolled with the CNPJ under No. 36.785.418/0022-23, state registration No. 28.391.879-9, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900312933.

Rural property named “Fazenda Santa Verginia”, located at Estrada Bataguassu to Brasilândia, Km 17, Rural Zone, no number, in the Municipality of Santa Rita do Pardo, State of Mato Grosso do Sul, Postal Code 79690-000, enrolled with the CNPJ under No. 60.643.228/0617-75, state registration No. 28.426.361-3 and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035852-6.

Rural property named “Fazenda Douradinho”, located at Rodovia BR 267, Km 135, to the right + 10 Km headquarters, no number, Rural Zone, in the Municipality of Nova Andradina, State of Mato Grosso do Sul, Postal Code 79750-000, enrolled with the CNPJ under No. 36.785.418/0023-04, state registration No. 28.400.663-7, the articles of incorporation of

Rural property named “Fazenda Douradinho”, located at Rodovia BR 267, Km 135, to the right + 10 Km headquarters, no number, Rural Zone, in the Municipality of Nova Andradina, State of Mato Grosso do Sul, Postal Code 79750-000, enrolled with the CNPJ under No. 60.643.228/0604-50, state registration No. 28.426.416-4 and the articles of incorporation of

Business Establishments and Branch of the Absorbed Company	Business Establishment and Branch of the Company
which are filed with the JUCEMS under NIRE 54900326730.	which are filed with the JUCEMS under NIRE 5490035805-4.

Rural property named “Fazenda Nossa Senhora Aparecida”, located at Rodovia BR 163, Km 24, to the right, 11 Km, no number, Rural Zone, Municipality of Jaraguari, State of Mato Grosso do Sul, Postal Code 79440-000, enrolled with the CNPJ under No. 36.785.418/0024-95, state registration No. 28.400.707-2, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900326721.

Rural property named “Fazenda Nossa Senhora Aparecida”, located at Rodovia BR 163, Km 24, to the right, 11 Km, no number, Rural Zone, Municipality of Jaraguari, State of Mato Grosso do Sul, Postal Code 79440-000, enrolled with the CNPJ under No. 60.643.228/0603-70, state registration No. 28.426.612-4, the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035804-6.

Closed warehouse named “Depósito Fechado de Aparecida do Taboado”, located in the rural property named Fazenda Boa Esperança, located at Rodovia BR 158, km 143,5, right margin, Rural Zone, in the Municipality of Aparecida do Taboado, State of Mato Grosso do Sul, Postal Code 79570-000, enrolled with the CNPJ under No. 36.785.418/0025-76, state registration No. 28.419.890-0, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900346676.

Closed warehouse named “Depósito Fechado de Aparecida do Taboado”, located in the rural property named Fazenda Boa Esperança, located at Rodovia BR 158, km 143,5, right margin, Rural Zone, in the Municipality of Aparecida do Taboado, State of Mato Grosso do Sul, Postal Code 79570-000, enrolled with the CNPJ under No. 60.643.228/0629-09, state registration No. 28.426.460-1, and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035891-7.

Administrative office located in the urban property located at Avenida Benevenuto Ottoni, 493 - Loteamento Nova Água Clara, in the Municipality of Água Clara, State of Mato Grosso do Sul, Postal Code 79680-000, enrolled with the CNPJ under No. 36.785.418/0026-57, no state registration, the articles of incorporation of which are filed with the JUCEMS under NIRE 54900357601.

Administrative office located in the urban property located at Avenida Benevenuto Ottoni, 493 - Loteamento Nova Água Clara, in the Municipality of Água Clara, State of Mato Grosso do Sul, Postal Code 79680-000, enrolled with the CNPJ under No. 60.643.228/0622-32, the state registration of which is currently being obtained and the articles of incorporation of which are filed with the JUCEMS under NIRE 5490035857-7.

7.5.9.                 Pursuant to the provisions of article 234 of the Corporation Law, the certificate of Merger registered with the Registry of Companies shall be a document appropriate for annotation and registration, in the competent public and private records, of the universal succession of the Company to all property, rights, claims, authority, powers, immunities, actions, exceptions, duties, obligations, subjections, liens and liabilities of the Absorbed Company.

7.6.                           To authorize, by 459.564.605 (four hundred and fifty nine million, five hundred and sixty four thousand, six hundred and five) favorable votes, 4.195 (four thousand, one hundred and ninety five) contrary votes and 98.869 (ninety eight thousand, eight hundred and sixty nine) abstentions, the Company’s managers to perform all acts required to implement the resolutions passed above, including, without limitation, to sign any and all documents, proceed with the specification of real estate titles before Real Estate Registries and make all registrations and annotations in the public and private records that are required for such purpose.

8.                                     DOCUMENTS: The documents and proposals submitted to the meeting, as well as the declarations and pronouncements of vote, protest or dissenting vote presented in writing by the shareholders have been sequentially numbered, certified by the board and by the shareholders who have requested it and are filed at the principal place of business of Company.

9.                                     CLOSING: There being no further business to transact, the chairman declared the meeting closed at 14h30 and suspended the works until 14h40 for the drawing up of these minutes, in summary form of the facts occurred, as permitted by article 130, paragraph 1, of the Corporation Law, and authorized their publication omitting the signatures of the shareholders, pursuant to the provisions of paragraph 2 of article 130 of the Corporation Law, which was read and found in order and signed by all those present. Board: André Mestriner Stocche, Chairman; Alessandra Zequi, Secretary. Representative of the Company’s management: Guilherme Perboyre Cavalcanti. Representative of the Company’s Fiscal Council: Gilsomar Maia Sebastião; Representative of PricewaterhouseCoopers Auditores Independentes: Luciano Sampaio. Attending Shareholders: CITIBANK N.A., ADR DEPARTMENT, represented by Itaú Unibanco S.A. (by Rodrigo de Mesquita Pereira); VOTORANTIM S.A. (by Gilberto Luis Domingues da Silva); BNDES PARTICIPAÇÕES S.A. — BNDESPAR (by Leonardo Forster); BUREAU OF LABOR FUNDS-LABOR PENSION FUND; THE CHURCH COMISSIONERS FOR ENGLAND; CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC.; FRANKLIN TEMPLETON INVESTMENT FUNDS; JNL/MELLONCAPITAL EMERGING MARKETS INDEX FUND; JPMORGAN FUNDS; JPMORGAN FUNDS (IRLAND) ICAV; MINISTRY OF STRATEGY AND FINANCE; MISSOURI EDUCATION PENSION TRUST; NVIT INTERNATIONAL EQUITY FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR

HUISARTSEN; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; THE YOUNG MENS CHRISTIAN ASSOCIATION RETIREMENT FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST; represented by JP Morgan S.A. — Distribuidora de Títulos e Valores Mobiliários (by Rodrigo de Mesquita Pereira); BEST INVESTMENT CORPORATION; NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED; represented by Bradesco Kirton CTVM (by Rodrigo de Mesquita Pereira); CONTI INTERNACIONAL; represented by Banco Santander (Brasil) S.A. (by Rodrigo de Mesquita Pereira); NUSHARES ESG EMERGING MARKETS EQUITY ETF; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; represented by Itau Unibanco S.A. (by Rodrigo de Mesquita Pereira); ACTIVE M EMERGING MARKETS EQUITY FUND; ADVANCED SERIES TRUST - AST BLACKROCK GLOBAL STRATEGIES PORTFOLIO; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO; ADVANCED SERIES TRUST - AST J.P. MORGAN SRATEGIC OPPORTUNITIES PORTFOLIO; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; ALASKA COMMON TRUST FUND; ALSCOTT INVESTMENTS, LLC; AMERICAN HEART ASSOCIATION, INC.; AMERICAN HONDA MASTER RETIREMENT TRUST; ARIZONA PSPRS TRUST; ARROWSTREET (CANADA) GLOBAL WORLD ALL-COUNTRY FUND I; ARROWSTREET COLLECTIVE INVESTMENT TRUST; ASCENSION HEALTH MASTER PENSION TRUST; AT&T UNION WELFARE BENEFIT TRUST; AXA ROSENBERG EQUITY ALPHA TRUST; AXIOM INVESTORS COLLECTIVE INVESTMENT TRUST; BILL AND MELINDA GATES FOUNDATION TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BOARD OF PENSIONS OF EVANGELICAL LUTHERAN CHURCH IN AMERICA; BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); BRUNEI INVESTMENT AGENCY; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CF DV EMERGING MARKETS STOCK INDEX FUND; CHEVRON MASTER PENSION TRUST; CITY OF EDMONTON EQUITY UNIT TRUST; CITY OF FRESNO RETIREMENT SYSTEMS; CITY OF NEW YORK GROUP TRUST; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; DEUTSCHE X-

TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DOMINION RESOURCES, INC. MASTER TRUST; DRIEHAUS INTERNATIONAL SMALL CAP GROWTH FUND, A SERIES DRIEHAUS MUTUAL FUNDS; DUNHAM INTERNATIONAL STOCK FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE TRUST COMPANY COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMON TRUST FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; EWING MARION KAUFFMAN FOUNDATION; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS DISCOVERY FUND; FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK FUND; FIDELITY SALEM STREET T: FIDELITY EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET T: FIDELITY GLOBAL EX U.S INDEX FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL INTERNATIONAL INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINABILITY INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX US INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FIRST TRUST RIVERFRONT DYNAMIC EMERGING MARKETS ETF; FSS EMERGING MARKET EQUITY TRUST; FUTURE FUND BOARD OF GUARDIANS; GE INVESTMENTS FUNDS, INC.; GMAM GROUP PENSION TRUST III; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS ACTIVEBETA EMERGING MARKETS EQUITY ETF; GOLDMAN SACHS SELECT INVESTMENT TRUST (CAYMAN ISLANDS) - MULTI ASSET ENHANCED VALUE FUND; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER GLOBAL EQUITY FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; HAND COMPOSITE EMPLOYEE BENEFIT TRUST; HP INVEST COMMON CONTRACTUAL FUND; IBM 401 (K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS MUNICIPAL RETIREMENT FUND; INTECH EMERGING MARKETS MANAGED VOLATILITY FUND; INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC; INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F S R P A T/RET STAFF BEM PLAN AND TRUST; INTERNATIONAL EQUITY FUND; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF;

ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; J.A. AND KATHRYN ALBERTSON FOUNDATION, INC.; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BRAZIL EQUITY AACTIVE MOTHER FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; KAISER PERMANENTE GROUP TRUST; LACM EMII, L.P.; LAZARD ASSET MANAGEMENT LLC; LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.; LEGG MASON GLOBAL FUNDS PLC; LINCOLN VIP T - L SSGA EMERGING MARKETS 100 FUND; LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST; LOCKHEED MARTIN CORPORATION MASTER RETIREMENT TRUST; MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MANAGED PENSION FUNDS LIMITED; MERCER QIF FUND PLC; MFS EMERGING MARKETS EQUITY TRUST; MGI FUNDS PLC; MUNICIPAL EMPLOYEES ANNUITY AND BENEFIT FUND OF CHICAGO; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NGS SUPER; NORGES BANK; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND — LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND — LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND — LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND- NON LENDING; OLD WESTBURY LARGE CAP STRATEGIES FUND; OLD WESTBURY SMALL & MID CAP STRATEGIES FUND; OLD WESTBURY STRATEGICOPPORTUNITIES FUND; OPPENHEIMER EMERGING MARKETS REVENUE ETF; OPSEU PENSION PLAN TRUST FUND; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; PANAGORA

RISK PARITY MULTI ASSET MASTER FUND, LTD; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PICTET - EMERGING MARKETS INDEX; PICTET GLOBAL SELECTION FUND - GLOBAL GROWING MARKET FUND; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS MOMENTUM PORTFOLIO; PUBLIC SECTOR PENSION INVESTMENT BOARD; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; RAYTHEON COMPANY MASTER TRUST; ROCHE U.S. RETIREMENT PLANS MASTER TRUST; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERGING MARKETS INDEX POOL; SPDR MSCI ACWI EX-US ETF; SPDR MSCI ACWI LOW CARBON TARGET ETF; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA SPDR ETFS EUROPE I PLC; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STEET RUSSEL RAFI GLOBAL EX-U.S. INDEX NON-LENDING COMMON TRUST FUND; STATE STREET DISCIPLINED EMERGING MARKETS EQUITY FUND; STATE STREET EMERGING MARKETS ENHANCED NON-LENDING COMMON TRUST FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA ENHANCE; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND; STATE STREET GLOBAL ADVISORS TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; STATE STREET IRELAND UNIT TRUST; STATE STREET MSCI ACWI EX USA IMI SCREENED NON-LENDING COMMON TRUST FUND; STATE STREET MSCI BRAZIL INDEX NON-LENDING COMMON TRUST FUND; STICHTING DELA DEPOSITARY & MANAGEMENT; STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE; SUNSUPER SUPERANNUATION FUND; TD EMERGING MARKETS LOW VOLATILITY FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE ANDRREW W. MELLON FOUNDATION; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE BOARD OF THE PENSION PROTECTION FUND; THE MASTER TRUST BANK OF JAPAN LTD. AS TRUSTEE FOR HSBC BRAZIL INFRASTRUCTURE EQUITY MOTHER FUND; THE NOMURA TRUST AND BANKING CO LTD AS THE TRUSTEE OF EMER; THE PENSION RESERVES INVESTMENT MANAG.BOARD; THE REGENST OF THE UNIVERSITY OF CALIFORNIA; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; TIAA-CREF FUNDS - TIAA-CREF

EMERGING MARKETS EQUITY INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF GLOBAL NATURAL RESOURCES FUND; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; TRUSTEES OF THE E OF B P B DBA KAMEHAMEHA SCH; UAW RETIREE MEDICAL BENEFITS TRUST; UTAH STATE RETIREMENT SYSTEMS; VANECK VECTORS NATURAL RESOURCES ETF; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX FUND; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS; VOYA EMERGING MARKETS INDEX PORTFOLIO; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; WASHINGTON STATE INVESTMENT BOARD; WATER AND POWER EMPLOYEES RETIREMENT PLAN; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WGI EMERGING MARKETS FUND, LLC; WILSHIRE MUTUAL FUNDS, INC. - WILSHIRE INTERNATIONAL EQUITY FUND; WISDOMTREE EMERGING MARKETS DIVIDEND FUND; represented by Citibank N.A. (by Rodrigo de Mesquita Pereira).

The present corresponds to the original document drawn up in the Book of the Minutes of  General Shareholders’ Meetings.

André Mestriner Stocche	Alessandra Zequi
Chairman	Secretary

FIBRIA CELULOSE S.A.

Publicly-Held Company

NATIONAL CORPORATE TAXPAYERS REGISTER (CNPJ) No. 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING

HELD ON DECEMBER 18, 2017

LIST OF PROPERTIES OWNED BY THE ABSORBED COMPANY TO BE TRANSFERRED TO THE COMPANY AS A RESULT OF THE MERGER

Table Summary

Document	N.º of Title Record	Property Name	Total Area
Title Record	481	Fazenda São Marcos	5.970,18
Title Record	12380	Fazenda Boa Esperança	71,82
Title Record	7923	Fazenda Boa Esperança	5,48
Title Record	7355	Fazenda Boa Esperança	34,14
Title Record	12381	Fazenda Boa Esperança	9,20
Title Record	6412	Fazenda Cristo Redentor	1.089,82
Title Record	8945	Fazenda Guará Suiá	4.257,13
Title Record	6456	Fazenda Vale do Gerivá	2.114,35
Title Record	7424	Fazenda Paraíso	1.181,22
Title Record	7462	Fazenda Bom Jesus	1.414,42
Title Record	4239	Horto Rio Verde B	10.572,89
Title Record	4238	Fazenda Gameleira	773,91
Title Record	4224	Horto Rio Verde B Gleba Primavera	3.146,00
Title Record	4174	Horto Rio Verde B Gleba Barreiro	2.910,45
Title Record	35000	HORTO NOVA PALMITO	2.081,20
Title Record	43072	Fazenda Esperança	480,26
Title Record	47281	Fazenda Barra do Moeda	5.460,73
Title Record	34021	Fazenda Buriti	4.019,75
Title Record	66314	Horto Santa Luzia	3.673,07
Title Record	35001	Horto Estradão	6.040,37
Title Record	22209	Fazenda Pontal ou Faia II	1.137,50
Title Record	45506	Horto Matão	16.832,76
Title Record	22210	Fazenda da Ana Rosa	1.801,51
Title Record	14502	Fazenda Palmito e Estância Brasil	516,91
Title Record	48774	Fazenda Laguna	568,57
Title Record	33213	Fazenda Santa Rosa	504,49
Title Record	49634	Vila Santa Rita	0,02
TOTAL AREA			76.385,48

List of the properties of Absorbed Entity to be transferred to the Surviving Entity due to the Transaction

Description of the Properties

1.              SÃO MARCOS FARM — Title Record: 481

A TRACT OF LAND named SÃO MARCOS FARM, located in this city of Água Clara, State of Mato Grosso do Sul, with a surface area of five thousand, and nine hundred and seventy hectares, one thousand, seven hundred and fifty square meters (5,970ha.1,750m²), totaling a perimeter of forty-four thousand, seventy-eight meters and nine centimeters (44,078.09m), containing the following improvements: a brick, tile-roofed main house; several brick, tile-roofed houses for employees, a tile-roofed masonry garage; a mechanic workshop building; a storeroom for storage; several warehouses for storage; a stable with several partitions, with trunk for cattle containment; artificial pasture with panicum maximum grass and brachiaria, all of them surrounded by barbed and plain wire, with several pasture divisions, in accordance with coordinates georeferenced to the Brazilian Geodesic System. The property is registered with the INCRA (National Settlement and Agrarian Reform Institute) under No. 912034.789720-3, AT.: 6,018.5000ha, MR.: 40.0000, NMR.: 92.70, MF.: 35.0000ha, NMF.: 111.95, FMP 2.0000ha, Name: São Marcos Farm, Location: Estrada 3 Lagoas to Arapuã, KM 80, right 2, on behalf of Amoracyr José Costa, Brazilian, CCIR 2003/2004/2005. NIRF 2.464.122-7. The property is certified under law 10.267 of August 28, 2001 and Decree 4.449 of October 30, 2002. The area of the property under this title record was demarcated, and such demarcation is the subject of certification number 160610000083-88 of the INCRA, dated October 27, 2006, executed by Mr. YODI NAKAMURA, Land Surveyor Engineer, enrolled with the Regional Council of Engineers and Architects (CREA) under No. 4980/D-MS, with Accreditation Code with the INCRA-ABT, Service Order SR-16 (MS), G/No. 110/2003 of December 11, 2003, certifying that the polygon relating to the specifications/map of the property described above did not overly until then any other polygon contained in the georeferenced record and that its execution was carried out in compliance with the technical specifications established in the Technical Standard for Georeferencing of Rural Properties, approved by the INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003. Previous title, title record 480 of Book 2 — General Register, dated January 5, 2007 of this Registry. The property was purchased by VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 36.785.418/0001-07, with head offices at Rodovia MS 395, Km 20, Horto Barra do Moeda, rural zone, in the City of Três Lagoas, State of Mato Grosso do Sul, from ELVIRA COSTA, by means of the Public Deed of Purchase and Sale drawn up on the 21st Notary Office of São Paulo, State of São Paulo, on book 3028, page 295/306, on May 14, 2007. AMOUNT: nineteen million, two hundred and forty-two thousand, one hundred and forty-eight Reais and seventy-six cents (R$19,242,148.76) in cash, of the assignor. VALUATION: R$19,242,148.76, Property Transfer Tax (ITBI) paid by means of payment slip number 038/2007. Corporate Name VCP CELULOSE Sul Matogrossense Ltda. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on January 21, 2011. The Property is registered with the INCRA under No. 912.026.011.266-8 relating to fiscal year 2015/2016, and registered with the Federal Revenue Office under NIRF No. 8667357-2.

2.              BOA ESPERANÇA FARM

2.1.         BOA ESPERANÇA FARM — Title Record: 12380

A tract of land with an area of (seventy-one hectares, eighty-two ares and forty-six centiares (71.82.46 hectares), located in the property Córrego do Campo, in this city and judicial district, named Boa Esperança Farm, within the following limits and boundaries:- “It starts at a marker on the left margin of Córrego do Campo and next to another tract of land owned by Gumercindo de Seta; it continues along the border of said tract of land towards NE 42° 37’ for a distance of 860.00 meters; it continues along the border of the right-of-way of Ferronorte towards SE 58° 30’ for a distance of 1,341.60 meters; it continues along the border of the tract of land of Ferronorte towards SW 36° 54’ for a distance of 400.55 meters, until a marker on the left margin of Córrego do Campo; it continues through the shaft of the aforementioned stream until it meets the marker where this description started. Previous title, title record No. 6.248 of December 20, 1991, book No. 2, of this Registry. INCRA — CCIR 1998/1999 — Registered under No. 909017.011070-8, with an area of 242.4 ha, tax module: 40.0 ha, minimum parcel fraction: 3.0 has, located at estrada Aparecida to Lagoinha, km 01, named Nova Esperança Farm, and registered with the Federal Revenue Office under No. 05305543. The property was purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001 -07, State Registration Number (NIRE) 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidenco Ramos, 302, Tower B, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of three million Reais (R$3,000,000.00), duly settled in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 402/2016 on the valuation amount of R$3,000,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2016, and registered with the Federal Revenue Office under NIRF No. 8794713-7.

2.2.         BOA ESPERANÇA FARM — Title Record: 7923

A tract of land with an area of five hectares, forty-seven ares and seventy-eight centiares (05.47.78 hectares), located on the Property Córrego do Campo, in this city and judicial district, with the following description: — “The initial point of this description is located at the point of Córrego do Campo, aligned with the border fender of the property of Ennio Tozzi, coordinates N-2022663.117 and E-488004.470. Starting at this point, it continues along the aforementioned stream for approximately 175 meters, up to point 4, coordinates N-2022787.155 and E-487883.433. Then it deflects to the right and continues along the border of Ennio Tozzi with azimuth 18°29’18” and distance of 400.55 meters, where it reaches the border fence of the railway right-of-way, left side of the axis. At this point, it deflects to the right and continues along the railway fence for approximately 178 meters, up to coordinates N-2022978.633 and E-488314.188. At this point, it deflects to the right and continues along the border of Ennio Tozzi with azimuth 198°28’07” and distance of 442.13 meters, where it reaches the initial point and encloses an area of 5.47.78 ha. The aforementioned azimuths are referenced to the true north. Previous title, title record 1.924, book No. 2 of this Registry. INCRA — Property Code: 909017.004960.0; area: 7.2 ha; minimum parcel fraction: 3.0 ha. The property was purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the CNPJ/MF under No. 36.785.418/0001-07, NIRE 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidenco Ramos, 302, Tower B, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of five hundred thousand Reais (R$500,000.00), duly settled, in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 399/2016 on the valuation amount of R$500,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8794713-7.

2.3.         BOA ESPERANÇA FARM — Title Record: 7355

A tract of land with an area of thirty-four hectares, thirteen ares and eighty-four centiares (34.13.84 hectares), located on the property Córrego do Campo, in this city and judicial district, within the following limits and boundaries: — “It starts at a marker on the left margin of Córrego do Campo and on the margin of the former Boiadeira, along the border of Edilson Alves de Lima; it continues along the margin of Boiadeira towards NE 21°45’ for a distance of 923.00 meters until the margin of Ferronorte railway. It continues along the border of the railway with the following directions and distances: SE 54º15’ and 336.70 meters; SE 55°18’ and 126.60 meters; SE 58°13’ and 93 meters; it continues along the border of the tract of land of Ennio Tozzi towards SW 42°37’ for a distance of 860.00 meters until a marker on the left margin of Córrego do Campo; at this point it continues through the shaft of the aforementioned stream, until it meets the marker on the margin of the former Boiadeira, where this description started. Previous title, title record 6475, book No. 2 of this Registry. INCRA — Property code (blank); total area: 86.8 ha; tax module: 40.0; No. of tax modules: 1.99. The property was purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the CNPJ/MF under No. 36.785.418/0001-07, NIRE 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidêncio Ramos, 302, Tower 8, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of five two million Reais (R$2,000,000.00), duly settled, in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 400/2016 on the valuation amount of R$2,000,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8794713-7.

2.4.         BOA ESPERANÇA FARM — Title Record: 12381

A tract of land with an area of nine hectares and twenty ares (09.20.00 hectares), located on the property Córrego do Campo, in this city and judicial district, named Boa Esperança Farm, within the following limits and boundaries: — “It starts at a marker on the left margin of Córrego do Campo along the border of the tract of land of Ferronorte; it continues along the border of said tract of land towards NE 36° 58’ for a distance of 442.13 meters; it continues along the border of Ferronorte right-of-way towards SE 76° 05’ for a distance of 206.40 meters; it continues along the margin of road BR 158 towards SW 36° 58’ for a distance of 377.00 meters; it continues along the margin of the road towards SW 51° 44’ for a distance of 160.00 meters until a marker on the left margin of Córrego do Campo; it continues through the shaft of the above stream until it meets the marker where this description started”. Previous title, title record No. 6.248 of December 20, 1991, book No. 2. INCRA — CCIR 1998/1999 — Registered under No. 909017.011070-8, with an area of 242.4 ha, tax module: 40.0 ha; minimum parcel fraction: 3.0 ha, located at estrada Aparecida to Lagoinha, km 01, named Nova Esperança Farm, and registered with the Federal Revenue Office under No. 05305543. Purchased by FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., current corporate name of VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., a limited-liability company enrolled with the CNPJ/MF under No. 36.785.418/0001 -07, NIRE 35.225.356.634, with head offices in the Capital City of the State of São Paulo, at Rua Fidenco Ramos, 302, Tower B, 3rd floor, suite 32, Vila Olímpia, by purchase from GUMERCINDO DE SETA and his wife NEIVA SAAD DE SETA, already identified, for a price of five hundred thousand Reais (R$500,000.00), duly settled in accordance with the Public Deed of Purchase and Sale drawn up on July 20, 2016 in the 4th Notary Office of Três Lagoas, State of Mato Grosso do Sul, on pages 170/172 of Book No. 100. ITBI paid by means of payment slip No. 401/2016 on the valuation amount of R$500,000.00. The Property is registered with the INCRA under No. 999.970.254.649-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8794713-7.

3.              CRISTO REDENTOR FARM — Title Record: 6412

RURAL PROPERTY named CRISTO REDENTOR FARM, with an area of 1,089.8161 hectares, perimeter: 15,056.61m, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. The property under this title record was certified in accordance with approval of the INCRA under Certificate No. 160509000049-28 dated September 28, 2005, proceeding No. 54290001360/2004-71, which indicates the certified area of 1,089.8161 ha, INCRA code 9120260036031, that the polygon relating to the specifications/layout of the property Cristo Redentor Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003. Previous title, title record 555, entry 01 of this real estate registry. The property was purchased by TOLSTOI EMPREENDIMENTOS AGRÍCOLAS LTDA., a limited business company with head offices at Rodovia SP 340, Km 171, part, in the city and judicial district of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ/MF under No. 04.099.686/0001-70, NIRE 35.216.567.652. Tolstoi Empreendimentos Agrícolas Ltda. was merged into CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, on July 14, 2006, and the property became the subject of this title record, in the amount of R$4,000,525.07. The Corporate Name CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA. changed to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on April 8, 2009. The Corporate Name VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on January 26, 2010. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016.

4.              GUARÁ SUIÁ FARM — Title Record: 8945

RURAL PROPERTY named “GUARÁ-SUIÁ FARM”, with an area of 4,257.1334 hectares, perimeter: 29,122.46m, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. North: To part of the land of Tereré Farm of Volney Waldivil Maia and Rio Verde Farm of Vimaal Agropecuária Ltda., and part of the waters of an Unnamed Stream; East: To part of the waters of Ribeirão do Meio; South: To part of the waters of Córrego Travesso; West: To part of the land of J & B Farm of

Gilberto Silva Barreto Júnior, São Pedro Farm of Georgeta Maria Junqueira Franco Zampiere and Toriba Farm of Agropecuária Gerivá S.A. Property certified in accordance with approval of the INCRA under Certificate No. 160704000052-53 dated April 12, 2007, proceeding No. 54290.000100/2005-60, which indicates a certified area of 4,257.1334 ha, INCRA code 912.026.011.223-4, that the polygon that defines the limits of the rural property Guará Suiá Farm do not overlay any other polygon contained in the INCRA georeferenced record, that its execution was carried out in compliance with the technical specifications established in the Technical Standard for Georeferencing of Rural Properties, approved by the INCRA by means of Ordinance INCRA/P/No. 1101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Cleiton Gomes Barbosa, enrolled with the INCRA under code ACD, Technical Liability Annotation (ART) No. 000042E Regional Council of Engineers and Architects/ Mato Grosso do Sul Chapter (CREA-MS). CCIR-2006/2007/2008/2009, which indicates property code 912.026.011.223-4, total area 4,257.1334 ha, Rural module 10.0161, No. of Rural Modules 286.09, tax module 35.0000, No. of Tax modules 121.6323, FMP 2.0000, registered area 4,971.2300 ha, measured area 4,257.1334 ha, land classification: large producing property, Guará Suiá Farm. Previous Title, title record 2039, book 02, entry 01, of this real estate registry. The Property was purchased by Agropecuária Guará Suiá Ltda., which sold the area to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the CNPJ/MF, under No. 36.785.418/0001-07, with head offices in the Capital City of the State of São Paulo, at Rua Fidêncio Ramos, 302, Tower B, 3rd Floor, Suite 32, District Vila Olímpia, in accordance with the 58th amendment to and restatement of the articles of association filed with the Commercial Registry of the State of São Paulo — JUCESP under No. 493.615/14-7, identified through NIRE 35.225.356.634, for a price of R$13,545,325.92, under the certificate issued on August 20, 2015 relating to the Public Deed of Purchase and Sale drawn up on book 0560, page 043, on July 18, 2005, by the 2nd Notary Office and Protest Office of Deeds and Notes of the judicial district of Mogi Guaçu, State of São Paulo, and Public Deed of Re-Ratification drawn up on book 262, pages 068/069/070/071, on July 22, 2015, by the 3rd Notary and Protest Office of the judicial district of Três Lagoas, State of Mato Grosso do Sul. Property Transfer Tax paid in the amount of R$270,906.66 by means of DAM No. 00615849, on August 9, 2005, in accordance with the property valuation in the amount of R$13,545,325.92 set forth in the ITBI Information Payment Slip No. 048/005 issued by the Municipality of Brasilândia, State of Mato Grosso do Sul. The Property is registered with the INCRA under No. 912.026.011.223-4 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8666650-9.

5.              VALE DO GERIVÁ FARM — Title Record: 6456

RURAL PROPERTY named “VALE DO GERIVÁ FARM”, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, with an area of 2,114.3457 hectares, in accordance with coordinates georeferenced to Brazilian Geodesic System. The property under this title record was certified in accordance with approval of the INCRA under Certificate No. 160602000048-33 dated February 24, 2006, proceeding No. 54290.000694/2005-17, which indicates the certified area of 2,114.3457 ha, INCRA code 912.026.789.410-6, that the polygon relating to the specifications/layout of the property Vale do Gerivá Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Dejamiro da Silva Sobrinho, enrolled with the INCRA under code AD5, ART No. 000712 CREA/MS; Letters of consent of the owners of adjourning properties were submitted. CCIR-2003/2004/2005, indicating property code 9120267804106, total area 2,182.8000 ha, rural module 38.9640, No. of rural modules 45.37, tax module 35.0000, No. of tax modules 62.36, FMP 2.0000, registered area 2,182.8000 ha, land classification: large producing property, Vale do Geriva Farm, City of Brasilândia, State of Mato Grosso do Sul. Previous title, title record No. 0237, book 02, entry 01, of this real estate registry. The property was purchased by VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, established in the City of Três Lagoas, State of Mato Grosso do Sul, at Rodovia MS. 395, Km 20, Horto Barra do Moeda, rural zone, in accordance with the deed of purchase and sale drawn up on pages 365/375, Book No. 3037, on July 2, 2007, for a price of SIX MILLION, EIGHT HUNDRED AND FOURTEEN THOUSAND, EIGHT HUNDRED AND THIRTY-TWO REAIS AND NINETY-NINE CENTS (R$6,814,832.99). This purchase and sale was agreed upon with the AD MENSURAM Clause. Property Transfer Tax paid in the amount of R$136,296.99, by means of payment slip No. 229312007, in accordance with the property valuation in the amount of R$6,814,832.99, in accordance with ITBI Payment Slip No. 053/2007 issued by the Municipality of Brasilândia, State of Mato Grosso do Sul. Corporate Name VCP Celulose Sul Matogrossense Ltda. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on January 26, 2010. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 8493115-9.

6.              PARAÍSO FARM — Title Record: 7424

RURAL PROPERTY named “PARAÍSO FARM”, with an area of 1,181.2180 hectares, Perimeter: 17,122.067m, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. Property certified in accordance with approval of the INCRA under Certificate No. 160712000031-90 dated December 19, 2007, proceeding No. 54290.003841/2007-64, which indicates the certified area of 21,181.2180 ha, INCRA code 9120260035906, that the polygon relating to the specifications/layout of the property Paraíso Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Fábio Figueiredo dos Santos, enrolled with the INCRA under code AGH, ART No. 932857 CREA/MS; letters of consents of the owners of adjourning properties were submitted. CCIR-2003/2004/2005, indicating property code 9120260035906, total area 1,210.0000 ha, rural module 40.0000, No. of rural modules 23.00, tax module 35.0000, No. of tax modules 34.57, FMP 2.0000, registered area 1,210.0000 ha, land classification: large producing property, Paraíso Farm, City of Brasilândia, State of Mato Grosso do Sul. Previous title, title record 1.171, book 02, entry 01, of this real estate registry. The property was purchased by VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., with head offices in the City of Três Lagoas, State of Mato Grosso do Sul, at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, enrolled with the CNPJ/MF under No. 36.785.418/0001-07, for a price of FOUR MILLION, NINE HUNDRED AND TWO THOUSAND, ONE HUNDRED AND SEVENTY-TWO REAIS AND FIFTY CENTS (R$4,902,172.50), in accordance with the Public Deed of Purchase and Sale drawn up on book 186, pages 187/188/189, on February 21, 2008, by the 3rd Notary and Protest Office of the judicial district of Três Lagoas, State of Mato Grosso do Sul. Property Transfer Tax paid in the amount of R$98,043.45, on May 28, 2008, by means of payment slip No. 1465/2008, in accordance with the property valuation in the amount of R$4,902,172.50, in accordance with ITBI Payment Slip No. 058/2008 issued on May 21, 2008 by the local Municipality. Corporate Name VCP Celulose Sul Matogrossense Ltda. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on December 8, 2010. Mortgage under R.11 in favor of FINANCIADORA DE ESTUDOS E PROJETOS — FINEP, in the amount of R$4,825,963.00. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016.

7.              BOM JESUS FARM — Title Record: 7462

RURAL PROPERTY named “BOM JESUS FARM”, with an area of 1,414.4168 hectares, Perimeter: 15,740.56m, located in this city and judicial district of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. Property certified in accordance with approval of the INCRA under Certificate No. 160804000018-32 dated April 7, 2008, Proceeding No. 54290.001358/2004-01, which indicates the certified area of 1,414.4168 ha, INCRA code 9120260108717, that the polygon relating to the specifications/layout of the property Bom Jesus Farm does not overlay any other polygon contained in the INCRA georeferenced recorded polygon, and that its execution was made in compliance with the technical specifications established in the Technical Standard for para Georeferencing of rural properties approved by INCRA by means of Ordinance INCRA/P/No. 1.101 of November 3, 2003, published by the Federal Gazette on November 20, 2003, for which the technician in charge of the works was Dejamiro da Silva Sobrinho, enrolled with the INCRA under code AD5, ART No.

11004434 CREA/MS; letters of consents of the owners of adjourning properties were submitted. CCIR-2003/2004/2005, indicating property code 912.026.010.871-7, total area 1,414.4168 ha, rural module 40.0011, No. of rural modules 28.10, tax module 35.0, No. of tax modules 40.4119, FMP 2.0000, registered area 1,386.6600 ha, land classification: large producing property, Bom Jesus Farm, City of Brasilândia, State of Mato Grosso do Sul. Previous titles, title record 0822 and title record 3.577, both of them on book 02, entries 01, of this real estate registry. The property was purchased by means of the Public Deed of Purchase and Sale drawn up on book 52, pages 160/162, on June 17, 2008, by the 1st Notary Office and Civil Registry of Natural Persons of this city and judicial district of Brasilândia, State of Mato Grosso do Sul, by VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., with head offices in the city of Três Lagoas, State of Mato Grosso do Sul, at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, enrolled with the CNPJ/MF under No. 36.785.418/0001-07, for a price of SIX MILLION, SEVEN HUNDRED AND TWENTY-ONE THOUSAND, FOUR HUNDRED AND SEVEN REAIS AND SIXTY-FOUR CENTS (R$6,721,407.64). Property Transfer Tax paid in the amount of R$134,428.15 by means of Payment Slip No. 1942/2008, on June 17, 2008, in accordance with the property valuation in the amount of R$6,721,407.64, in accordance with ITBI Information Payment Slip No. 065/2008 issued on June 17, 2008 by the local Municipality. Corporate Name VCP Celulose Sul Matogrossense Ltda. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on December 8, 2010. The Property is registered with the INCRA under No. 912.026.789.410-6 in relation to fiscal year 2015/2016.

8.              HORTO RIO VERDE B — Title Record: 4239

Rural Property named HORTO RIO VERDE B, with a total area of 10,572.8855 hectares or 4.368,96 “alqueires Paulista”, located in this City and Judicial District of Brasilândia, State of Mato Grosso do Sul, in accordance with coordinates georeferenced to Brazilian Geodesic System. Certification on CCIR-1996/1997, which indicates property code 912026.0011266-8, total area 11,346.9 ha; rural module 54.4; No. of rural modules 168.50; tax module 35; No. of tax modules 324.19; FMP 3.0; possession area 0.0 ha. Previous titles in accordance with Title Record 4229 (area of 311,30.55 ha), 4230 (area of 242.00 ha), 4231 (area of 121.00 ha), 4232 (area of 832.48 ha), 4233 (6,649.04.00 ha), 4234 (area of 242.00 ha), 4235 (area of 600.00 ha), 4236 (area of 81,80.00 ha) and 4237 (area of 726.00 ha), all of them registered on book 02 of the Real Estate Registry of the Judicial District of Três Lagoas, State of Mato Grosso do Sul. The property belongs to the owner AGROFLORESTAL RIO VERDE LTDA., with head offices at Avenida Aldair Rosa de Oliveira, 1.622, Vila Cardoso, in the city of Três Lagoas, State of Mato Grosso do Sul, enrolled with the General Taxpayers Register of the Ministry of Finance (CGC/MF) under No. 46.837.8521/0001-39, associated with the majority shareholder TRÊS LAGOAS AGROFLORESTAL LTDA. on June 26, 1992. Right of way in favor of TRANSPORTADORA BRASILEIRA GASODUTO BOLÍVIA — BRASIL S.A, enrolled with the CGC/MF under No. 01.891.441/0001-93, with an affected area of

64,578.20m². The Property is registered with the INCRA under No. 912.026.011.266-8 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8. The property was acquired by incorporation for the amount of CR$ 176,032,774.12 on June 26, 1991.

9.              GAMALEIRA FARM — Title Record: 4238

Rural Property with an area of seven hundred and seventy-three hectares and ninety-one ares (773.91.00 ha), or 319.79 “alqueires paulistas”, located in Gameleira Farm, in this City and Judicial District of Brasilândia, State of Mato Grosso do Sul, described as follows: “It starts in the thalweg of Ribeirão do Sapê in the beginning of the Road of access to the city of Três Lagoas, State of Mato Grosso do Sul, along the border, at this point, of the land of Mendes Caldeira, the materialized point of which is characterized by a hardwood marker, referred to herein as marker I, towards 28° 30’ NE for a distance of 3,570.00 m, then it continues to marker II towards 39° 23’ SE for a distance of 3,750.00 m, then it continues to marker III which is established on the slope of the left margin of Ribeirão do Sapê; from marker III, the border characterized and physically constituted by the thalweg of the stream continues towards upstream marker I, which is the start and end of this description which characterized the property that encloses an area of 773.91 ha or 319.70 “alqueires” and which has the following boundaries: from marker I to marker II it adjoins the Road of access to the city of Três Lagoas, from marker II to marker III, the land of Supermercados Lides do Carrão Ltda., from marker III to marker I the land of Mendes Caldeira. Previous titles, title record 0454, book 02, page 01 of the Real Estate Registry of the city of Três Lagoas, State of Mato Grosso do Sul. The property belongs to the owner AGROFLORESTAL RIO VERDE LTDA., with head offices at Avenida Aldair Rosa de Oliveira, 1.622, Vila Cardoso, in the city of Três Lagoas, State of Mato Grosso do Sul, enrolled with the CGC/MF under No. 46.837.8521/0001-39, merged into CHAMFLORA — TRÊS LAGOAS AGROFLORESTAL LTDA., with head offices at Rodovia MS 395, Km 20, Horto Barra do Moeda, rural zone of the city of Três Lagoas, State of Mato Grosso Do Sul, with its Articles of Association filed and registered under No. 54 2 0044080 7, in session of July 5, 1991, and 15th and latest amendment to the articles of association filed and registered under No. 54137149 in session of July 4, 2003 with the Commercial Registry of the State of Mato Grosso do Sul (JUCEMS), enrolled with the CNPJ No. 36.785.418/0001-07, in the amount of SIXTY-SIX THOUSAND, THREE HUNDRED AND FIFTY-ONE REAIS AND EIGHTY-FIVE CENTS (R$66,351.85) on January 26, 2004. Change of the corporate name of Chamflora — Três Lagoas Agroflorestal Ltda. to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on March 20, 2009. Change of the corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA. on April 12, 2010. The Property is registered with the INCRA under No. 000.043.065.013-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8.

10.       HORTO RIO VERDE B GLEBA PRIMAVERA — Title Record: 4224

A Rural Property named “HORTO RIO VERDE B GLEBA PRIMAVERA”, with a total area of 3,146.00 hectares or 1,300.00 “alqueires paulistas”, located in this City and Judicial District of Brasilândia, State of Mato Grosso do Sul, with the following description: It starts on marker M-one (01), on the left margin of Ribeirão do Sapé in the confluence of Córrego da Cabeceira Limpa, the materialized point of which is characterized by a Hardwood marker referred to herein as marker No. 1, in accordance with title record No. 3.215 and title record No. 3.216. From this marker it continues through the thalweg of Ribeirão do Sapé up to marker M-two (02), identical do marker 2 on the left side of said Ribeirão do Sapé, in accordance with title record No. 3.215 and marker No. 1 of title record No. 3.216. From this marker it continues along the riverbed of Ribeirão do Sapé on an ascendant direction, passing through the estuary of Córrego Cabeceira Comprida, a tributary of its left margin, on the border of Ricardo Rezende Barbosa, running a distance of 3,200.00 meters up to marker M-three (03), like a non-numbered marker on the left side of the aforementioned Ribeirão do Sapé, in accordance with title record No. 3.206. From this marker, it continues towards NW for a distance of 4,150.00 meters, reaching marker M-four (04), on the road between Brasilândia and the District of Arapuá. From this marker, it continues towards NE on the border of the land of Agroflorestal Rio Verde Ltda., successor of Luiz Fiusa Lima, Armando Navarro Moreira Sampaio and Guido César Rando, for a distance of 4,200.00 meters up to marker M-five (05) identical to marker No. 3 of title record No. 3.215. From this marker, it deflects to the right towards 69° 30’ NE along the border of the State Road that connects Brasilândia and the district of Arapuá for a distance of 2,429.00 meters up to marker M-six (06), identical to marker No. 4 in accordance with title record No. 3.215, identical to marker II of title record No. 3.216. From this marker, it continues along the same border above towards 69° 30’ NE for a distance of 441.00 meters until it reaches marker M-seven (07), identical to marker No. III of title record 3.216. From this marker, it deflects to the right along the border of Agroflorestal Rio Verde Ltda., successor of Luiz Fiúza Lima et al, and continues toward 30° 00’ SE for a distance of 5,492.00 meters until it reaches marker M-08 (eight), identical to marker No. IV of title record No. 3.216 on the right side of Ribeirão do Sapé. From this marker, it continues through the thalweg of the aforementioned Ribeirão do Sapé up to marker M-one (01), the start and end point of this description. Specifications prepared and signed by Cartographer Engineer Denílson de Jesus CREA 240210-D/SP, Initials MS 9361, CCIR-1996/1997, indicating property code 912050.004936.5, total area 3,146,0 ha; rural module 55.8; No. of rural modules 44.43; tax module 35; No. of tax modules 89.88; FMP 3.0; possession area 0.0 ha. Previous titles, title record 3.206 (area of 1,694,00,00 hectares or 700.00 “alqueires paulistas”), Title Record 3.215 (area of 1,210,00,00 hectares or 500 “alqueires paulistas”) and Title Record 3.216 (area of 242,00,00 hectares or 10 “alqueires paulistas”), all of them on book 2, entry 1, of the judicial district of Brasilândia, State of Mato Grosso do Sul. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at Rodovia SP-340, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No.

58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at Rodovia SP 340, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$4,600,821.48. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. The Property is registered with the INCRA under No. 912.026.011.266-8 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8.

11.       HORTO RIO VERDE B GLEMA BARREIRO — Title Record: 4174

RURAL PROPERTY with an area of 2,910.4530 ha or 1,202.67 “alqueires paulistas”, named HORTO RIO VERDE “B” GLEBA BARBEIRO, located in the city and judicial district of Brasilândia, State of Mato Grosso do Sul, with the following description: It starts on marker M-one (01) identical to marker M-P1, on the right margin of Rio Verde and close to the Ferryboat that serves the road Três Lagoas to Arapuá (ferryboat TL-03) in accordance with title record No. 3.164. From this marker it continues on the margin of the aforementioned Rio Verde, in different directions and distances which, for purposes of lashing of the next marker, was found 54°30’ NW and a distance of 2950.00 meters, reaching at marker M-two (02) identical marker MP-2 of title record No. 3.164, identical to marker MP-1 of title record No. 3.165. From this marker, it continues in different directions and distances along the margin of aforementioned Rio Verde and crossing the bar of Córrego Lajeado, with 245.00 meters from MP-1 as well as the bar of Córrego Bom que Dói with 2,250.00 meters and 42°15 NW of line resulting in departure from MP-1, and then it enters the path around a riparian forest that is 700.00 meters long and 150.00 meters wide, serving the property as native Reserve, to lash Lagoa da Mutuca (on reverse topographic profiling), one resulting from 2,190.00 meters and 43°00’SE totalizing 5,387.00 meters up to marker M-three (03), identical to marker MP-2 on the right margin of Rio Verde, next to a fence on the border of the land of Paulo Mendonça, in accordance with title record No. 3.165 identical to marker “F”, in accordance with title record No. 3.166. From this marker, it continues along the margin of Rio Verde above up to marker M-four (04), identical to marker No. 33 by the waters of the aforementioned Rio Verde, in accordance with title record No. 3.166. From this marker, it continues along the fence on the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, which was the successor of Wilson Felizari, up to marker M-five (05), identical to marker No. 28 in accordance with title record No. 3.166. From this marker, it continues along the border of the land of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, in the following directions and distances: 00°03’SE — 1,068.00 meters marker M-six (06), 01º00’ SE — 477.00 meters marker M-seven (07), 03°00’SW — 711.00 meters marker M-eight (08), 24°34’SW — 51.00 meters marker M-nine (09), 40°55” SW — 659.00 meters, marker M-ten (10) identical to marker No. 16 in accordance with title record No. 3.166. of this marker, it continues along the border of Agroflorestal

Rio Verde Ltda., successor of Sé S.A. Agropecuária e Florestal, in the following magnetic directions and distances: 47°28’30”SE — 960.00 meters marker M-eleven (11) identical to marker No. 15 of title record No. 3.166, 47°28’30”SE — 585.00 meters marker M-twelve (12) identical to marker M-P8 of title record No. 3.164, identical to marker No. 14 of title record No. 3.166, 47°28’30”SE — 403.00 meters, marker M-thirteen (13) identical to marker No. 13 of title record No. 3.166; 47°28’30”SE — 340.00 meters marker M-fourteen (14), identical to marker No. 12 of title record No. 3.166. From this marker, it goes down the thalweg of Córrego Bom que Dói, up to marker M-fourteen A (14A), which is identical to marker No. 5 of title record No. 9.541. From this marker, it continues along the border of the land of Agroflorestal Rio Verde Ltda., in accordance with title record No. 9.541, in the following directions and distances: 45°25’ NW — 1,862.00 meters marker M-fourteen B (14B), identical to marker No. 4; 08°00’NE — 1,700.50 meters marker M-fourteen C (14C), identical to marker No. 3; 61°30’SE — 1,912.50 meters marker M-fourteen D (14D), identical to marker No. 2; 44°20’SW — 1,593.50 meters marker M-fourteen E (14E), identical to marker No. 1; 40°00’SE — 1,001.00 meters marker M-fourteen F (14F), identical to marker No. 0, placed on the left side of Córrego Bom que Dói. From this marker, it goes up through the shaft of the aforementioned stream towards 45°00’SW, for a distance of 200.00 meters up to marker M-fourteen A (14-A). From this marker, it does up through the thalweg of Córrego Bom que Dói, and reaches at marker M-fourteen (14) again. From this marker, it continues towards 47°28’30”SE, for a distance of 1,113.00 meters, reaching marker M-fifteen (15), identical to No. 11 of title record 3.166. From this marker, it continues along the border of Agroflorestal Rio Verde Ltda., successor of Sé S/A Comércio e Importação, up to marker M-sixteen (16), identical to marker No. 11 of title record No. 3.165. From this marker, it continues towards 40°00’NE for a distance of 1,620.00 meters, up to marker M-seventeen (17) identical to marker MP-12 on the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, in accordance with title record No. 3.165. From this marker, it deflects to the right towards 74°00’SE and continues for a distance of 1,400.00 meters, reaching to marker M-eighteen (18), identical to marker MP-13 also placed on the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, in accordance with title record No. 3.165, identical to Marker MP-10 in accordance with title record No. 3.164. From this marker, it deflects to the right in the magnetic direction of 74°30’SE for a distance of 150.00 meters up to marker M-nineteen (19) identical to marker MP-14 of title record No. 3.165, identical to marker MP-3 of title record No. 3.164. From this marker it continues along the border of Agroflorestal Rio Verde Ltda., successor of Sé S.A Comércio e Importação, towards 70°46’SE for a distance of 2.122,70 meters, reaching to marker M-twenty (20) identical to marker MP-11 in accordance with title record No. 3.164. From this marker, it deflects to the left, in magnetic direction of 55°16’NE and continues for a distance of 464.10 meters until it reaches marker M-twenty-one (21) identical to marker MP-12 of title record No. 3.164. From this marker, it continues in the magnetic direction of 87°07’NE for a distance of 689.30 meters, reaching marker M-twenty-two (22), identical to marker MP-13 of title record No. 3.164. From this marker, it continues towards 86°52’N E for a distance of 435,00 metros, reaching marker M-one (01), which is the start and end point of this description. Specifications prepared and signed by Cartographer Engineer Denilson de Jesus, CREA 240210-D/SP, Initials MS 9361. Previous title record: title record 3.164 (remaining area of 350.8345 ha), Title Record 3.165 (area of 1,637.41.00 has), and Title Record 3.166 (area of 922,20.85 ha), all of them on book 02, entry 1, judicial district of Brasilândia, State of Mato Grosso do Sul. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at Rodovia SP-340, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at Rodovia SP 340, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$4,305,845.95. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. Perpetual Right of Way for construction of Bolivia-Brazil Gas Pipeline (GASBOL) on a 3,647.02 m wide range of land, with an affected area of 72,940.40 m2, in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP. Perpetual Right of Way for construction of the Bolivia-Brazil Gas Pipeline BrasiI (GASBOL), on a 2,974.19 m wide range of land, with an affected area of 59,483.80 m2, in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP. Perpetual Right of Way for construction of the Bolivia-Brazil Gas Pipeline BrasiI (GASBOL), on a 2,340.48 m wide range of land, with an affected area of 46,809.60 m2, in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP. The Property is registered with the INCRA under No. 912.026.011.266-8 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264697-8.

12.       HORTO NOVA PALMITO — Title Record: 35000

PROPERTY Tract of rural land named HORTO NOVA PALMITO, located at Moeda Farm, former name of Extension of Nova Palmito, with a total area of two thousand and eighty-one hectares and twenty ares (2,081.20.00 ha), or 859.92 “alqueires paulistas”, in this city and judicial district, with the following description: “It starts at marker M-one (01), placed on the axis of a dam next to the border fence on the Headwater of Córrego do Ouro, along the border of Santa Rosa Ranch, and the land of Retiro do Ouro Ranch, owned by Mr. Gilberto Durval, where it continues along the fenced border in magnetic direction 34°44’38” SW for a distance of 1,435.00 meters, reaching marker M-two (02), placed by the border of said property of Gilberto Durval (Retiro do Ouro Ranch) and Barra do Moeda Farm, owned by Maria Lúcia de Abreu Sampaio Dória and this tract of land. From this marker, it continues along the border of said property of Maria Lúcia de Abreu Sampaio Dóris (Barra do Moeda Farm), in the following magnetic directions and distances: 34°44’38”SW 1,742.31 meters marker M-three (03), 65°35’39”SW 239.16 meters marker M-four (04), 29°08’27”SW 803.42 meters marker M-five (05), 01°43’20”SE 375,11 meters marker M-six (06),

30°50’27”SE 408.40 meters marker M-seven (07), 58°58’04”SW 703,33 meters marker M-eight (08); 42°50’30”NW 1,803.13 meters marker M-nine (09), 14°32’20”NW 1,826.02 meters reaching marker M-ten (10), placed by the border of the property of Maria Lúcia de Abreu Sampaio Dória (Barra do Moeda Farm), by Road MS-395 and this tract of land. West marker, it crosses said Road Rodovia MS-395 towards 14°32’20”NW for a distance of 76.72 meters reaching marker M-eleven (11), identical to marker No. 03 placed on the alignment of the margin of the State Road, from Três Lagoas to Brasilândia within the limit of 35.00 meters from its axis, in accordance with title record No. 22.212, from which it continues on the right along its alignment for a distance of 996.13 meters up to marker M-twelve (12), placed on the side of Road MS-395, where it adjoins the land of Mário Borges, successor of João Bravo Caldeira and his wife Iria Figueiredo Bravo Caldeira. From this marker, it continues along the border of said property of Mário Borges or successor, towards 10°56’ NW for a distance of 1,765.60 meters reaching marker M-thirteen (13), identical to marker No. 05 in accordance with title record No. 22.212, placed on the border of Mario Borges, Orestes Prata Tíbery Júnior and João Costa Moura, successors of João Bravo Caldeira and his wife Iria Figueiredo Bravo Caldeira. From this marker, it continues along the border of the property of the successors of João Caldeira and his wife, towards 85°16’SE for a distance of 935.00 meters, reaching marker M-fourteen (14), identical to marker No. 01 of title record No. 22.212, placed on the margin of a fence of the Municipal Road that connects the District of Arapuã and Road MS-395, along the border of the property of Orestes Preta Tibery Junior and João Costa Moura, the aforementioned successors of João Bravo Caldeira and his wife, Iria Figueiredo Bravo Caldeira. From this marker, it crosses the Municipal Road and continues along the border of the aforementioned property of Orestes Prata Tibery Júnior and João Costa Mouro, in the following directions and distances: 52°36’30”NE 4,180.80 meters marker M-fifteen (15), 40°41’54”SE 2,451.63 meters, reaching marker M-sixteen (16), placed on the margin of Road MS-395 along the border of the property of Orestes Prata Tibery Júnior and João Costa Moura and this tract of land. From this marker, it continues along the border of the aforementioned Road MS-395 in the direction from Três Lagoas to Brasilândia towards 65°00’32” SW for a distance of 136.68 meters, reaching marker M-seventeen (17), placed on its right margin. From this marker, it deflects to the left and crosses the Road towards 30°24’54” SE for a distance of 77.71 meters reaching marker M-eighteen (18), placed on the left side of the aforementioned Road Rodovia MS-395, along the border of Santa Rosa Ranch and this tract of land. From this marker, it continues along the border of the aforementioned Santa Rosa Ranch, in the following directions and distances: 30°24’54” SE 68,15 meters marker M-nineteen (19), 08°27’29”SE 132.26 meters marker M-twenty (20), 16°44’11”SW 134.77 meters marker M-twenty-one (21), 32°48’41”SW 182.74 meters reaching marker M-twenty-two (22). From this marker, the border continues along a fence built on the axis of a dam towards 10°33’48”SE for a distance of 244.34 meters, reaching marker M-one (01), the start and end point of this description. Previous Title, title record 22211 and 22212, Book 2, page 1, judicial district of Três Lagoas, State of Mato Grosso do Sul. The property belongs to the owner AGROFLORESTAL VERDE LTDA., with head offices at

Avenida Aldair Rosa de Oliveira, 1622, Vila Cardoso, in the city of Três Lagoas, State of Mato Grosso do Sul, enrolled with the CGC/MF under No. 46.837.8521/0001-39. it was merged into CHAMFLORA — TRÊS LAGOAS AGROFLORESTAL LTDA., with head offices at Road MS 395, Km 20, Horto Barra do Moeda, rural zone of the city of Três Lagoas, State of Mato Grosso do Sul, on July 4, 2003, and became the property set forth in this title record, in the amount of R$1,678,765.15. Change of the corporate name of Chamflora — Três Lagoas Agroflorestal Ltda. to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on March 20, 2009. Change of the corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA. on April 12, 2010. The Property is registered with the INCRA under No. 912.034.024.180-9 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264690-0.

13.       PART — ESPERANÇA FARM — 1 ALQUEIRE — Title Record: 43072

Property: a tract of rural land in this City and Judicial District, named Esperança Farm, with a total area of 480.26.48 ha (four hundred and eighty hectares, twenty-six ares and forty-eight centiares), or 198.46 alqueires, being 291.03.54 ha of São Marcos Farm (Title Record 6.055), and 189.22.94 ha of Esperança Ranch (Title Record 31.903), with the following measures and boundaries: It starts at marker M-one (01), identical to marker No. 01 of title record No. 6.055 placed next to a wire tightener by a gate on the margin of Laudelino Peres Municipal Road, on the border of Nove de Julho Farm, owned by Anésia Nicolau Zanata, and continues along its border through the wire, in magnetic direction 25°47’51” NE, for a distance of 4,647.90 meters, reaching marker M-two (02), identical to marker 02 placed on the right margin of Ribeirão Moeda, in accordance with title record No. 6.055. From this marker, it continues along the margin of said Ribeirão Moeda, along the border of the land of Chamflora — Três Lagoas Agroflorestal Ltda., successor of the former owners of Santa Rosa Farm and Elias Saheli until it reaches marker M-three (03), identical to marker 03 placed on the right side of Ribeirão Moeda, on the border of the remaining part of Guará Farm, owned by Dr. Dirceu Garcia Dias, successor of Jose Lopes, in accordance with title record No. 6.055. From this marker, it continues along the border of said Guará Farm, in magnetic direction 25°47’00” SW, for a distance of 1,207.08 meters, up to marker M-four (04), identical to marker 01 of title record No. 31.903, placed by the border fence. From this marker, it deflects to the left and continues along the border of Guará Farm in accordance with title record No. 31.903, in the following magnetic directions and distances: 65°19’34”SE 500.42 meters marker M-five (5), identical to marker 02 35°29’42” SW 520.93 meters marker M-six (6), identical to marker M-03 64°48’41”SE 617.86 meters marker M-seven (07), identical to marker M-04 35°31’05”NE 527.21 meters marker M-eight (8), identical to marker 05 65°16’09”SE 467.83 meters marker M-nine (9), identical to marker 06 46°40’46”SE 56.82 meters marker M-ten (10), identical to marker 07 placed by the fence, the place on the border of Guará Farm and the range that limits MS-395 Road and the Tract of Land described herein. From this marker, it deflects to the right and continues along the border of the range of MS-395 Road in magnetic direction 43°21’28”SW, for a distance of 1,662.63 meters, reaching marker M-eleven (11), identical to marker 08, placed by the fence, the place on the border of the range the limits MS-395 Road and Estancia Bom Jesus, owned by the Successors of Eurípedes Oliveira, in accordance with title record No. 31.903. From this marker, it deflects to the right and on the border of said Estância Bom Jesus, it continues in magnetic direction 65°57’41” NW, for a distance of 1,119.96 meters, reaching marker M-12(doze), identical to marker 00 of title record No. 31.903, placed by the border fence. From this marker, it deflects to the left, and on the same border above, it continues in magnetic direction 25°47’00” SW, for a distance of 590.40 meters, reaching marker M-thirteen (13), placed by the fence on the border of Estância Bom Jesus, the property of Paulo Cezar Vemek, successor of José Lopes in accordance with title record No. 6.055. From This Marker, it continues along the border of the property of Paulo Cezar Vemek in magnetic direction 25°47’00”SW, for a distance of 404.32 meters, reaching marker M-fourteen (14), placed by the fence, on the border of the owner of Sítio Duas Rosas and the land of Paulo Cezar Vemek, successor of José Lopes, in accordance with title record No. 6055. From this marker, it continues along the border of the land of said Duas Rosas Ranch, in magnetic direction 25°47’00” SW, for a distance of 768.34 meters, reaching marker M-fifteen (15), identical to marker 04 placed on the margin of Laudelino Peres Municipal Road, on the border of Duas Rosas Ranch and the plot of land described herein. From this marker, it deflects to the right and continues along the margin of the aforementioned road, in magnetic direction 64°25’45”NW, for a distance of 628.50 meters, reaching marker M-one (01), the start and end point of this description. Previous titles, title record 6055 and 31903, book 2, page 1 of this judicial district. Perpetual rights of way to Transportadora Brasileira Gasoduto Bolívia Brasil S/A —TBG, being the first one with an area of 12,564.80 m2. (AV.06/M.6.055 and R.08/M.6.055), and the other one with 18,878.60 m2. (R.03IM.31.903 and R .06/M.31.903), the paths of which are stated in the respective aforementioned title records. This property was purchased for the amount of R$191,480.00 under a Deed of Purchase and Sale by the former owner ALEXANDRE MARCHINI CANEVA, enrolled with the Individual Taxpayers Register (CPF) under No. 772.162.611-0. Property owned by INTERNATIONAL PAPER DO BRASIL LTDA., with head offices at Rodovia SP 340, Km 171, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ/MF under No. 52.736.949/0001-58, on February 8, 2013, from debtors ALEXANDRE MARCHINI CANEVA and OLMIRA THAIS FRANCO LOZANO CANEVA, pursuant to the SPECIAL MORTGAGE CLAUSE. The Property is registered with the INCRA under No. 806.064.015.067-1 in relation to fiscal year 2015/2016.

14.       BURITI FARM — Title Record: 34021

PROPERTY: A tract of land with an area of 4019.75.26 ha (four thousand and nineteen hectares, seventy-five ares and twenty-six centiares), i.e., 1661.05 “alqueires Paulista”, a place named BURITI FARM, separated from Moeda farm, in this City and Judicial District, located within the following limits and boundaries: It starts at marker M-one (01), which is identical to marker No. 04 of title record No. 31.214 placed on the left margin of Ribeirão Moeda, on the border of the land of Gastoni Sartori, Ribeirão Moeda and this Tract of Land. From this marker, the border continues along a wire fence towards 36°51’ NE for a distance of 3,346.20 meters, reaching marker M-two (02), which is identical to marker No. 03 of Title Record No. 31.214 and 31.213, in this extension it adjoins the land of Mr. Gastoni Sartori. From this marker, the border continues along a wire fence towards 36°51’ NE for a distance of 3,184.60 meters, reaching marker M-three (03), which is identical to marker No. 04 of Title Record No. 31.213, by the municipal road that connects Arapuá and MS 395 Road, in this extension it adjoins the land of Mr. Gastoni Sartori. From this marker, it continues along the aforementioned municipal road, towards MS-395 Road, for a distance of 2,640.00 meters measured as radio, reaching marker M-four (04), which is identical to marker No. 01 of title record No. 31.213, which is identical to marker No. 2 of title record No. 1.285, placed on the margin of a wire fence on the border of the land owned by Mr. Gastoni Sartori, by a municipal road, from where it deflects to the right, along the border of the land of Mr. Gastoni Sartori along the wire fence, on the margin of the road towards 36°51’ SE for a distance of 497.20 meters up to marker M-five (05), which is identical to marker No. three (3) of title record No. 1.285. From this point, it deflects to the left and continues towards 81°43’ SE for a distance of 1,003.30 meters up to marker M-six (06), which is identical to marker No. four (4) of title record No. 1.285. From this point, it deflects to the left and continues towards 65°54’ NE for a distance of 412.70 meters up to marker M-seven (07), which is identical to marker No. five (5) of title record No. 1.285. From this point, it deflects to the right and continues towards 50°26’SE for a distance of 43.80 meters up to marker M-eight (08), which is identical to marker No. six (06) of title record No. 1285, identical to marker No. two (2) of title record No. 2.150, placed on the margin of a wire fence on the border of Elias Shelli or Saheli Farms, which is currently owned by Empreendimentos Agrícolas Mogi Guaçu Ltda. and Gastoni Sarbori or Sartori, by the municipal road, from which it deflects to the right and continues along the wire fence along the border of Gastoni, on the margin of the aforementioned road on the right, towards 51°41’ SE for a distance of 343.30 meters up to marker M-nine (09), which is identical to marker No. 3 of title record 2150, identical to marker No. 2 of title record 1.661, placed on the margin of a municipal road by a wire fence, from which it deflects to the right and continues along the wire fence, on the margin of the aforementioned municipal road, until it reaches marker M-ten (10), which is identical to marker No. 3 of title record No. 1.661, identical to marker. two (2) of title record 178, located on the border of Santa Angela Farm, by a wire fence on the margin of a municipal road, from which it continues on the right along said wire fence, on the border of the aforementioned farm towards 22°56’SE for a distance of 837.60 meters up to marker M-eleven (11), which is identical to marker No. three (3) of title record No. 178. From this point, it deflects to the left and continues towards 51°08’ SE for a distance of 870.00 meters up to marker M-twelve (12), which is identical to marker No. four (4) of title record No. 178, placed on the border of the remaining land of the sellers, along which it continues on the right towards 39°17’ SW, for a distance of 5,153.20 meters up to M-thirteen (13), which is identical to marker No. five (5) of title record No. 178, placed on the left margin of Ribeirão Moeda through the shaft from which it goes up along the border of Guará farm, until it reaches marker M-fourteen (14), which is identical to marker No. one (01) of title record No. 178, which is identical to marker No. 4 of title record No. 1.661, placed on the margin of Ribeirão Moeda, through the shaft from which it goes up along the border of Guará Farm, until it reaches marker M-fifteen (15), which is identical to marker No. 1 of title record No. 1661, identical to marker No. 04 of title record No. 2150, placed on the left margin of Ribeirão through the shaft from which it goes up along the border of Guará Farm, until it reaches marker M-sixteen 16), which is identical to marker No. 1 of title record No. 2.150, identical to marker No. 7 of title record No. 1.285, placed on the left margin of Ribeirão Moeda. From this marker, the border goes up through the shaft of the aforementioned Ribeirão Moeda, crossing the estuary of Retirinho tributary of its left margin, along the border of Guará, Nove de Julho and Cambotá Farms, duly committed to Messrs. José Lopes, Anézio Nicola Zanata, Ernesto Dalla Marta, until it reaches marker M-17 (seventeen), which is identical to marker No. 1 of title record 1285, identical to marker No. 01 of title record 31.214, placed on the left margin do Ribeirão Moeda. From this marker the border continues along the left margin of Ribeirão Moeda downstream for a distance of 2,640.00 meters measured as radio, until it reaches marker M-one (01), which is identical to marker No. 04 of title record 31214, the start and end point of this description. Property registered with the INCRA on behalf of Empreendimentos Agrícolas Mogi Guaçu Ltda., with a total area of 4019.7ha, named HORTO BURITI, under No. 912042.001279-7 — Rural Module: 57.5ha. — No. of Rural Modules: 55.41. — Tax module: 35ha. — No. of Tax Modules: 114.84. — Minimum parcel fraction: 3.0ha — No. of the property with the Federal Revenue Office: 2700216-0. Previous titles, title records 178, 1285, 1661, 2150, 31213 and 31214, all of them on book 2, page 1 of this real estate register. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at SP-340 Highway, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at SP 340 Highway, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$6,521,056.17. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. The Property is registered with the INCRA under No. 912.042.001.279-7 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 2700216-0.

15.       HORTO ESTRADÃO — Title Record: 35001

PROPERTY A tract of rural land named HORTO ESTRADÃO, located at Moeda Farm, with a total area of 6,040.37.40 ha (six thousand and forty hectares, thirty-seven ares and forty centiares), or 2,496.02 “alqueires paulistas”, in this city and judicial district, with the following description: It starts at marker M-one (01), identical to marker No. 05 of title record No. 3.017 placed on the right margin of Ribeirão Moeda on the border of Santo Egídio do Matula Farm, owned by Dr. Munif Thomé, along the border of which it continues towards 25°38’06”SW, crossing the Range of Petrobrás Fertilizantes S.A. Petrofértil for a distance of 5,320.00 meters until it reaches marker M-two (02), identical to marker No. 6 of title record No. 3.017 placed on the margin of Laudelino Peres Road. From this marker, it continues on the right along the wire fence on the margin of said road, towards 64°05’NW for a distance of 1,904.60 meters until it reaches marker M-three (03), identical to marker No. 7 of title record No. 3.017 placed at the junction of the Municipal Roads, on the border of the land of the Estate of Senador Vitorino. From this marker, it continues along the fence on the margin of the aforementioned road towards 38°49’NW for a distance of 610.70 meters until it reaches marker M-four (04), identical to marker No. 01 in accordance with title record No. 3.017, identical to marker No. 6 of title record No. 14.441, placed by the wire fence tightener on the margin of the Municipal Road, on the border of the land belonging to the estate of Senador Vitorino. From this marker, it deflects to the right and continues along the wire fence on the margin of the aforementioned road on the left, along the border of the land of the estate of Senador Vitorino, towards 60°30’NW for a distance of 242.80 meters until it reaches marker M-five (05), identical to marker No. 07 of title record No. 14.441. From this marker, it deflects to the right and continues towards 46°44’10” NW for a distance of 864.59 meters until it reaches marker M-six (06), identical to a marker with no number, in accordance with title record No. 3.775. From this marker, it continues towards 76°59’SW for a distance of 3,380.00 meters up to marker M-seven (07), identical to a marker with no number, placed on the right margin of Córrego Cabeceira Alta, in accordance with title record No. 3.775, while adjoining in this path part No. 29 owned by Luiz C. Tortado. From this marker, it continues downstream on the margin of the aforementioned stream until its mouth on the left margin of Córrego do Arame, reaching marker M-08 (eight), identical to a marker with no number of title record No. 3.775 placed on the left margin of Córrego do Arame, by the border of the land of Luiz C. Tortado, AIIi Djabak and this Tract of Land. From this marker, it goes upstream through Córrego do Arame along the border of the land of Alli Djabak and the estate of lrineu Thomé up to marker M-nine (09), identical to another marker with no number, of title records No. 3.775 and 3.702. From this marker, it continues upstream through Córrego do Arame up to marker M-ten (10) placed on its headwater. From this marker, it continues in magnetic direction of (year 1972) 72°24’NE along the border of the land of the successors of Pedro Bentivol for a distance of 566.29 meters; until it reaches marker M-eleven (11), identical to marker No. 01 of title record No. 10.573. From this marker, it deflects to the left towards 67°03’12”NW for a distance of 1,899.80 meters, until it reaches M-twelve (12), identical to marker No. 02 along the border of the land of Alencar José do Nascimento, in accordance with title record No. 10.573, placed by the border fence on the side of the municipal road of access to MS-395 Highway. From this marker, it continues along the border of the land of Lucio Donaire Sanches, towards 03°35’21”NE for a distance of 595.39 meters until it reaches marker M-thirteen (13), identical to marker No. 03 of title record No. 10.573. From this marker, it continues along the same border above towards

86°35’10”NE for a distance of 2.20 meters until it reaches marker M-fourteen (14), identical to marker No. 04 of title record No. 10.573. From this marker, it continues along the same border above, towards 03°51’32”NE for a distance of 260.83 meters, until it reaches marker M-fifteen (15), identical to marker No. 05 of title record No. 10.573. From this marker, it continues along the border of the land of the successors of José Mendes, for a distance of 1,465.00 meters, until it reaches marker M-sixteen (16), in accordance with title record No. 3.220. From this marker, it deflects to the left and along the border of the land of José de Almeida Primo and continues towards 94°00’SW for a distance of 610.00 meters, until it reaches marker M-seventeen (17) placed on the Headwaters of Córrego do Veado, in accordance with title record No. 2.166. From this marker, it goes downstream Córrego do Veado for the following distances: 430.00 meters; 550.00 meters and turns right 100.00 meters and continues along a fence down the floodplain for a distance of 500,00 meters, up to marker M-eighteen (18), placed at the junction of Córrego do Veado and Córrego Atoladeira or Atoleiro, in accordance with title record No. 2.166. From this marker, it goes upstream through Córrego Atoladeira for a distance of 200.00 meters until it reaches marker M-nineteen (19), identical to a marker with no number in accordance with title record No. 2.166, identical to marker No. 17, placed on the left margin of the aforementioned stream, in accordance with title record No. 14.676. From this marker, it goes upstream through Córrego Atoladeira for a coordinate distance of 2,849.61 meters up to marker M-twenty (20), identical to marker No. 01 placed on the left side of the aforementioned Córrego Atoladeira by the border fence of Barra Bonita Farm. From this marker, it continues along the border of the aforementioned Barra Bonita Farm in magnetic direction 64°08’13”-NE for a distance of 1,726.26 meters, until it reaches marker M-twenty-one (21), identical to marker No. 02 of title record No. 14.676. From this marker, it continues along the same border above in magnetic direction 65°24’59”NE for a distance of 634.91 meters up to marker M-twenty-two (22), identical to marker No. 03 placed on the margin of the municipal road, in accordance with title record No. 14.676. From this marker, it continues on the same direction and crosses the aforementioned municipal road for a distance of 10.00 meters, where marker M-twenty-three (23) is placed, identical to marker No. 07 in accordance with title record No. 2.935. From this marker, it continues towards 31°48’10”-NW for a distance of 86.30 meters, until it reaches marker M-twenty-four (24), identical to marker No. 08 placed on the border of the land of Santo Antônio Farm, in accordance with title record No. 2.935. From this marker, it continues along the border of the aforementioned Santo Antônio Farm, towards 47°37’07”NE, for a distance of 1,567.00 meters until it reaches marker M-twenty-five (25), identical to marker No. 09 placed on the right margin of Ribeirão Moeda, in accordance with title record No. 2.935. From this marker, it goes downstream said Ribeirão Moeda until it reaches marker M-twenty-six (26), identical to marker No. 01 of title record 2.935, identical to marker No. 02 of title record No. 15.234. From this marker, it continues downstream the shaft of Ribeirão Moeda until it reaches marker M-twenty-seven (27), identical to marker No. 01 placed on the left margin of Ribeirão Moeda, by the border of Bonanza Farm, in accordance with title record No. 25.598. From this Marker, it continues along the border of said Bonanza Farm, towards 33°29’NE for a distance of 4,479.40 meters until it reaches marker M-twenty-eight (28), identical to marker No. 02, placed by a wire fence tightener on the margin of a municipal road on the border of the land of Sunau Miura, in accordance with title record No. 25.598. From this marker, it continues along the border of the land of Sunau Miura through the wire fence on the right, always on the margin of the aforementioned road, for a distance of 933.20 meters on marker M-29, identical to marker No. 03 at the right and continues along the wire fence towards 35°39’20~SW for a distance of 4,439.80 meters along the border of the land of Gastone Sartori, reaching marker M-thirty (30), identical to marker No. four (04), placed on the left margin of Ribeirão Moeda, in accordance with title record No. 25.598. From this marker, it goes downstream Ribeirão Moeda until it reaches marker M-thirty-one (31), identical to marker No. 03 placed on its right margin, in accordance with title record No. 7.564. From this marker, it continues along the wire fence on the border of Planalto Farm owned by Dr. Roberto Basptistela et al, towards 47°15’SW for a distance of 4,593.50 meters until it reaches marker M-thirty-two (32), identical to marker No. 04 of title record No. 7.564. From this marker, it deflects to the right and continues towards 42°40’NW for a distance of 77.60 meters until it reaches marker M-thirty-three (33), identical to marker 05 placed by a wire fence tightener by the border of Planalto Farm and in accordance with title record No. 7.564. From this marker, it continues along the margin of the former municipal road for a distance of 287.00 meters up to marker M-thirty-four (34), identical to marker No. 02 of title record No. 8.154. From this marker, it continues towards 52°03’04” SW for a distance of 334.44 meters along the margin of Arapuã-Brasilândia municipal road up to marker M-thirty-five (35), identical to marker No. 3 of title record No. 8.154. From this marker, it continues towards 05°24’21”SE for a distance of 317.46 meters along the margin of the municipal road up to marker M-thirty-six (36), identical to marker No. 4 of title record No. 8.154. From this marker, it continues towards 73°01’54. SE for a distance of 803.51 meters, along the border of the municipal road up to marker M-thirty-seven (37), identical to marker No. 5 da title record No. 8.154. From this marker, it continues towards 73°53’36”SE for a distance of 508.21 meters along the border of the municipal road up to marker M-thirty-eight (38), identical to marker No. 5 of title record No. 8.154. From this marker, it continues towards 48°32’1S”SE for a distance of 6.64 meters along the border of the municipal road up to marker M-thirty-nine (39), identical to marker No. 7 of title record No. 8.154. From this marker, it continues towards 47°29’42”SE for a distance of 361.56 meters along the border of the municipal road up to marker M-forty (40), identical to marker No. 8 of title record No. 8.154. From this marker, it continues towards 15°43’13”SE for a distance of 10.48 meters up to marker M-forty-one (41), identical to marker No. 9 of title record No. 8.154. From this marker, it continues for broken lines for a distance of 1,010.00 meters until it reaches marker M-forty-two (42), identical to marker No. 1 of title record No. 618, placed by a wire fence on the border of Santa Maria Farm on the margin of the municipal road of access to MS-395 Highway. From this marker, it deflects to the left along the border of Santa Maria Farm towards 47°28’08”NE for a distance of 3,980.90 meters up to marker M-forty-three (43), identical to marker No. 2 placed on the right margin of Ribeirão Moeda, in accordance with title record No. 618. From this marker, it continues through the shaft of said Ribeirão Moeda up to marker M-forty-four (44), identical to marker No. 3 of title record No. 618 and to marker No. 2 of title record No. 3.698 placed on the right margin of Ribeirão Moeda. From this marker, it continues downstream through the shaft of the aforementioned Ribeirão Moeda until it reaches marker M-forty-five (45), identical to marker No. 3 of title record No. 3.698 and to marker No. 2 of title record No. 4.621, also placed on the right side of Ribeirão Moeda. From this marker, it continues downstream through the shaft of said Ribeirão, along the border of Granada Farm up to marker M-forty-six (46), identical to marker No. 3 of title record No. 4.621, identical to marker No. 02 of title record No. 14.441, placed on the right margin of Ribeirão Moeda. From this marker, it goes downstream through the water stream of said Ribeirão Moeda until it reaches Córrego Matuta, tributary of its right margin, where marker M-forty-seven (47) is placed. From this marker, it continues through the water stream until it reaches marker M-one (01), identical to marker No. 5 of title record No. 3.017, which is the start and end point of this description. Property registered with the INCRA under No. 9120340054517, Rural Module: 57.1ha — No. of Rural Modules: 82.33. — Tax module: 35ha — No. of Tax Modules: 172.58. — Minimum parcel fraction: 3.0ha — Total area of the property: 6,040.4ha, registered on behalf of Empreendimentos Agrícolas Mogi Guaçu Ltda. — No. of the property with the Federal Revenue Office: 3097411-9. Previous titles, title records 618, 2166, 2935, 3017, 3220, 3698, 3702, 3775, 4621, 7564, 8154, 10573, 14441, 14676, 15234, 15256, 25598, all of them on book 2, page 1 of this real estate register. Property owned by EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., with head offices at SP-340 Highway, Km 171, Vila Champion, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 58.444.613/0001-06, merged into the company CHAMPION PAPEL E CELULOSE LTDA., with head offices at SP 340 Highway, Km 171, in the city of Mogi Guaçu, State of São Paulo, enrolled with the CNPJ under No. 52.736.949/0001-58 on December 7, 1999. The property became the subject of this title record, in the amount of R$9,068,556.83. Change of corporate name of CHAMPION PAPEL E CELULOSE LTDA. to INTERNATIONAL PAPER DO BRASIL LTDA. on October 2, 2000. Perpetual Right of Way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP, with an affected area of 9,899.00 m2. Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 30,401.90 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 6,000.00 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 12,035.00 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 21,374.80 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 17,629.40 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 47,494.4 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 32,282.40 m². Right of way in favor of PETROBRÁS FERTILIZANTES S/A — PETROFÉRTIL — PETROFÉRTIL GROUP with an affected area of 8,000.00 m². The Property is registered with the INCRA under No. 912.034.008.451-7 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 3097411-9.

16.       PONTAL OR FARIA II FARM — Title Record: 22209

PROPERTY: A tract of rural land composed of a part of share number II of the property named “PONTAL FARM” or “FAIA II”, located in this city and judicial district of Três Lagoas, State of Mato Grosso do Sul, with a total area of 1,137.50.05 ha (one thousand, one hundred and thirty-seven hectares, fifty ares and five centiares), separated from a larger area of 1,485.00.00 hectares; the first area is encompassed within the following limits and boundaries: it starts on marker No. 1 placed on the right margin of Paraná River, in the lake formed by Júpia Dam, in the expropriation line made by CESP, and on the place on the border if the remaining area of the property of Calil João Abud, along the border of which it continues in the following directions and distances: 42°28’28”NW for 1,690.00 meters up to marker No. two (02); 35º39’34” NE and 445.20 meters up to marker No. three (03) placed on the corner of the border of the land of José Abdala Abud, along the border of which it continues towards 42°28’28”NW for a distance of 10,142.56 meters up to marker No. 04, placed on the corner of the fence. From marker No. four (04) the border continues on the left along the border of the remaining area of the land of Calil João Abud towards 46°34’42”SW for 1,104.42 meters up to marker No. five (05), placed on the corner of the fence. From marker No. five (05), the border continues on the left along the fence and along the border of the land of Luiz Quinalha towards 43º37’45”SE, for 11,728.82 meters up to marker No. six (06), placed on the margin of Paraná River (lake formed by Jupiá Dam), and continues through this lake upstream for a distance of 515.00 meters up to marker No. one (01), the start and end point of this description. Previous titles, title records R.05/M. 19.008; R.03/M. 18.209; R. 04/M.19.376; R.03/20.559; R.03/M.22.560 and R.01/M22.208, all of them of this Real Estate Registry. Property registered with the INCRA under No. 9120340042601. Total area: 1485.0ha, minimum parcel fraction: 3.0ha; Tax module: 35.0; No. of tax modules: 33.37. Property owned by AGROFLORESTAL RIO VERDE LTDA., with head offices at SP-340 Highway, Km 171, in the City of Mogi Guaçu, State of São Paulo, enrolled with the CGC/MF under No. 46.837.852/0001-39. Merged into CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, on October 2, 2003. This property had the assets transferred, as the former EMPREENDIMENTOS AGRÍCOLAS MOGI GUAÇU LTDA., in favor of AGROFLORESTAL RIO VERDE LTDA., merged into CHAMFLORA —TRÊS LAGOAS AGROFLORESTAL LTDA. in the amount of R$508,519.38. Corporate Name CHAMFLORA-TRÊS LAGOAS AGROFLORESTAL LTDA. changed to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. on March 24, 2009. Corporate Name VCP-MS CELULOSE

SUL MATOGROSSENSE LTDA. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on February 12, 2010. The Property is registered with the INCRA under No. 912.034.024.139-6 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264688-9.

17.       LAGUNA FARM — Title Record: 48774

Rural Property, named “LAGUNA FARM”, with an area of 568.5652 ha (five hundred and sixty-eight hectares, fifty-six ares and fifty-two centiares) — Perimeter: 12,043.35 m, located in this City and Judicial District of Três Lagoas, State of Mato Grosso do Sul. All coordinates described herein are georeferenced to the Brazilian Geodesic System from the Geodesic points of the RBMC (Brazilian Continuous Monitoring Network); geodesic point of Brasília with coordinates N 8.234.791,574 m and E 191.946,760 m (located on time zone 45° W.Gr), geodesic point of Presidente Prudente with coordinates E 457,915,947 m and N 7,553,888.233 m (located on time zone 51° W .Gr), and geodesic point of Cuiabá with coordinates E 599,791.608 m and N 8,280,082.107 m (located on time zone 57° W.Gr), and the coordinates of this property are represented in the UTM System, referenced to Central Meridian 51 W .Gr”, having SAD-69 as datum. All azimuths and distances, area and perimeter were calculated on the UTM projection plan. Specifications prepared and signed on January 9, 2008 by Cartographer Engineer Mário Mauricio Vasquez Beltrão, CREA 1.577/D-MS, Enrolled with the INCRA under Code: AAC — ART No. 001856 E. Previous Registrations: Title Records No. 28.847 and 28.858, both of them on book 02, page 01 of this Real Estate Registry. There is a Legal Reserve of twenty percent (20%) in the property under this title record, where no close cut is permitted, intended for forest replacement, as provided for by Law 4.771 of September 15, 1965, as amended by Law 7.803 of July 18, 1989, the content and penalties of which are fully acknowledged. The property was purchased under the public deed of purchase and sale drawn up on book 215, page 167, on February 29, 2008, and under the public deed of re-ratification drawn up on book 215, page 285, on May 12, 2008, both of them by the 2nd Notary Office and Civil Registry of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul. The owners CLÁUDIO FERNANDO GARCIA DE SOUZA, Brazilian, farmer, bearer of identity card (RG) No. 425.471-SSP/MS and enrolled with the CPF/MF under No. 002.581.641-15, married under universal community property ruling, before the effectiveness of Law 6.515/77, to LEDIR GARCIA DE SOUZA, Brazilian, teacher, bearer of identity card (RG) No. 424.590-SSP/MS and enrolled with the CPF/MF under No. 464.744.711-15, domiciled at Rua Orestes Prata Tibery, 728, Downtown, in this City of Três Lagoas, State of Mato Grosso do Sul. The property under this title record was sold to VCP-MS CELULOSE SUL MATOGROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, with head offices at MS-395 Highway, KM 20, Horto Barra do Moeda, Rural Zone, in this City of Três Lagoas, State of Mato Grosso do Sul, for a price of NINE MILLION, SEVEN HUNDRED AND SEVEN THOUSAND, EIGHT HUNDRED AND NINETY-EIGHT REAIS (R$9,707,898.00), being five million Reais (R$5,000,000.00) for the undeveloped land, and four million, seven hundred and seven thousand, eight hundred and ninety-eight Reais (R$4,707,898.00) for the improvement; and as follows: for the property under title record No. 28.847, payment of the amount of eight million, five hundred and fifty-four thousand, six hundred and ninety-five Reais (R$8,554,695.00), being four million, four hundred and six thousand, fifty-six Reais (R$4,406,056.00) for the undeveloped land, and four million, one hundred and forty-eight thousand, six hundred and thirty-nine Reais (R$4,148,639.00) for the improvements; and for the property under title record No. 28.858, payment of the amount of one million, one hundred and fifty-three thousand, two hundred and three Reais (R$1,153,203.00), being five hundred and ninety-three thousand, nine hundred and forty-four Reais (R$593,944.00) for the undeveloped land, and five hundred and fifty-nine thousand, two hundred and fifty-nine Reais (R$559,259.00) for the improvements; paid as follows: on January 15, 2008, the amount of one million, nine hundred and forty-one thousand, five hundred and seventy-nine Reais and sixty cents (R$1,941,579.60) and the amount of seven million, seven hundred and sixty-six thousand, three hundred and eighteen Reais and forty cents (R$7,766,318.40). The Deed contains Debt Clearance Certificates of the Municipal and State Finance Offices and the payment of the ITBI relating to the property under title record 28.847, in the amount of R$171,093.90 on 2% of the property valuation amount of R$8,554.695.00, in accordance with Payment Slip No. 53159455, and relating to the property under title record 28.858, in the amount of R$23,064.06 on 2% of the property valuation amount of R$1,153,203.00, in accordance with Payment Slip No. 53159448, both of them issued on February 29, 2008 by the local Municipality. Corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA. changed to FIBRIA-MS CELULOSE SUL MATOGROSSENSE LTDA. on February 12, 2010. An entry for the property states the assignment for consideration of use of a rural area, by means of a public deed of assignment for consideration drawn up on book 81, pages 83/85, on October 20, 2011, by the 4th Notary Office and Registry of Deeds and Documents of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul. The owner FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, assigned the part of 0.7046ha of the property under this title record to COMPANHIA DE GÁS DO ESTADO DO MATO GROSSO DO SUL-MSGÁS, enrolled with the CNPJ under No. 02.741.676/0001-03. The assignment for consideration of use of a rural area hereby established is intended to enable the assignee MSGAS to occupy an area of 0.7046ha (seventy ares and forty-six centiares), for a term of twenty (20) years, which may be extended upon new agreement between the parties, intended for construction of the Measurement and Secondary Pressure Reduction Station (EMRS-2) for expansion of the natural gas distribution system and performance of all services and works relating to the business purpose of assignee MSGAS. The Property is registered with the INCRA under No. 912.034.020.192-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 4238306-4.

18.       HORTO SANTA LUZIA — Title Record: 66314

Rural Property named “HORTO SANTA LUZIA” with an area of three thousand, six hundred and seventy-three hectares and seven ares (3,673.0700ha), Perimeter: 28,435.03 m, located in this city and Judicial District of Três Lagoas, State of Mato Grosso do Sul, in accordance with the following description: It starts on Marker AAC-M-C423, (border of the Successors of Senador Vitorino and this tract of land). From this marker, it continues along the border of the same successors of Senador Vitorino, with the following directions and distances: 55°20’ NW 134.81 meters — marker M-two (2), 44°52’ NW 588.20 meters — marker M-three (3), 59°38’ NW 559.30 meters — marker M-four (4), 47°30’ NW 997.30 meters, until it reaches marker M-five (5), identical to marker No. ten (10) of title record No. 21.826 placed by the border of the land of Edvaldo Ferreira Viana, successor of Senador Vitorino and this tract of land. From this marker, it continues along the border of the aforementioned land of Edvaldo Ferreira Viana, in the following directions and distances, which are identical to the markers mentioned in title record No. 21.826, as listed below: 42°54’ SW 657.00 meters, marker M-six (6), identical to marker No. 09, 14°58’ NW 488.00 meters, marker M-seven (7), identical to marker No. 08, 89°55’ NW 145.00 meters, marker M-eight (8), identical to marker No. 07, 41°45’SW 338.00 meters, marker M-nine (9), identical to marker No. 06, 43°03’ NW 629.00 meters, marker M-ten (10), identical to marker No. 05, 34°15’ NE 896.00 meters, marker M-eleven (11), identical to marker No. 04, 36°58’ NW 1,867.00 meters, marker M-twelve (12), identical to marker No. 03, placed by the border of the land of Edvaldo Ferreira Viana and the land owned by Dr. Hermínio and this tract of land. From this marker, it continues along the border of said land of Dr. Hermínio in the following directions and distances: 41°44’ NE 1,535.00 meters, marker M-thirteen (13), identical to marker No. two (02) of title record No. 21.826; 72°00’ NE 16.00 meters, marker M-14 identical to marker No. one (01) of title record No. 21.826, identical to marker with no number of title record No. 21.355; 08°00’ NW 932.43 meters, marker M-15 identical to marker No. two (02) of title records No. 21.355 and 21.526, placed by the municipal road on the border of the land of the successors of Senador Vitorino. From this marker, it continues along the border of the land of Mr. Hermínio, successor of Senador Vitorino, with the following directions and distances: 08°00’ NW 306.60 meters, marker M-sixteen (16). 09°30’ NE 541.00 meters, marker M-seventeen (17), 32°00’ NE 53.40 meters, marker M-eighteen (18) identical to marker No. six A (6A) of title record No. 21.526, identical to marker No. one (01) of title record No. 21.915, placed by the public corridor and this tract of land. From this marker, it continues along the margin of the public corridor, towards 33º04’ NE, and for a distance of 672.80 meters until it reaches marker M-nineteen (19), identical to marker No. four (04) of title record No. 21.915 and to marker No. one (1) of title record No. 24.009, placed by the public corridor. From this marker, it continues along said public corridor towards 12°26’ NE 148.45 meters, reaching marker M-twenty (20), identical to marker No. six A (6A) of title record No. 24.009, placed by the fence of the public corridor, on the border of the land of José Aparecido Marques, Jorge Elias and his wife, from which it continues along the border of 68°00’ NE 3,550.05 meters until it reaches marker M-twenty-one (21), identical to marker No. three A (3A) of title record No. 24.009, 44°10’ NW 1,101.05 meters until it reaches marker

M-twenty-two (22), identical to marker No. two A (2A) of title record No. 24.009 placed by the border of the land of José Aparecido Marques, Jorge Elias and his wife and the land of Barra do Moeda Farm. From this marker, it continues along the border of said Barra do Moeda Farm in the following directions and distances: 57°22’ NE 30.00 meters. marker M-twenty-three (23), identical to marker No. two (2) of title record No. 24.009; 44°05’ SE 2,428.00 meters, marker M-twenty-four (24), identical to marker No. four (4) of title record No. 24.009, identical to marker No. four B (4B) of title record No. 21.526. From this marker, it continues along the border of Barra do Moeda Farm in the following directions and distances: 45º04’ SE 1,470.57 meters, marker M-twenty-five (25), identical to marker four A (4A) of title record No. 21.526; 17°01’ SW 216,00 meters, until it reaches marker M-twenty-six (26), identical to marker No. three (3) of title records No. 21.355 and No. 21.526. From this marker, it continues along a fence on the border of Barra do Moeda Farm towards 17°01’ SW for a distance of 6,819.60 meters until it reaches marker ACD-M-B122. It continues along the border of the Reservoir of the Hydroelectric Power Plant. Engineer Sergio Motta (Porto Primavera), Specifications dated January 28, 2013, signed and prepared by Land Surveyor Engineer Walter Lourenço, enrolled with the CREA/SP under No. 5060754810/D, Initials/MS No. 11782, and ART payment slip No. 11423796. Debt Clearance Certificate Relating to Rural Land Tax issued on June 11, 2013 by the Brazilian Federal Revenue Office, effective until December 8, 2013, certificate control code: 3420.B5EB.0BD7.CD69, indicating NIRF 0.264.696-0, Horto Santa Luzia, City of Três Lagoas, State of Mato Grosso do Sul, area of 3,706.2ha, on behalf of Fibria-MS Celulose Sul Mato-Grossense Ltda. CCIR- 2006/2007/2008/2009, indicating property code 912.034.024.171-0, total area of 3,673.0700ha, rural module 10.7013, No. of rural modules 264.59, tax module 35.0000, No. of tax modules 104.9448, FMP 2.0000, registered area 3,690.7300ha, land classification: large producing property, Horto Santa Luzia, City of Três Lagoas, State of Mato Grosso do Sul, on behalf of Fibria-MS Celulose Sul Mato Grossense Ltda., person code 04.671.655-6. Previous Title Record: Title Record No. 34.023, book 02, of this Real Estate Registry. Owner: FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, with head offices at MS-395 Highway, Km 20, Horto Barra do Moeda, Rural Zone, in this City of Três Lagoas, State of Mato Grosso do Sul. The Property is registered with the INCRA under No. 912.034.024.171-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264696-0. The property was acquired by incorporation for the amount of CR$ 391,931,486.96 on em June 26, 1991.

19.       BARRA DO MOEDA FARM — Title Record: 47281

Rural Property named “BARRA DO MOEDA FARM”, with an area of five thousand, four hundred and sixty hectares, seventy-three ares and twenty-one centiares (5,460.7321 ha), Perimeter: 41,388.83 m, located in this city and judicial district of Três Lagoas-. All coordinates are georeferenced to the Brazilian Geodesic System, from the network closing of the marks of the Geodesic Network of Mato Grosso do Sul, being marks MS 22 and MS 35, with the following coordinates: MS 22, N — 7,704,014,261 m and E- 428,017.158 m and MS 35: N — 7,651,411.549 m and E — 393,552.059 m and are represented in the UTM System, referenced to the Central Meridian No. 51º00’Wgr, time zone -22, having SAD-69 as datum. All azimuths and distance, area and perimeter were calculated on the UTM projection plan. Specifications prepared and signed by Agronomic Engineer Fábio Figueiredo dos Santos, enrolled with the CREA under No. 7935/MS, registered with the INCRA under code: AGH. ART No. 911711. Previous title record: 34.022, book 02 of this Real Estate Registry. There is a record for the Property under this title record of a Perpetual Right of Way on a range of land that is 6,108.37 m wide by 20 m large, corresponding to an area of 120,367.40 m², in favor of Transportadora Brasileira de Gasoduto Bolívia Brasil S/A TBG, a joint-stock company enrolled with the CGC/MF under No. 01.891.441/0001-93, at Praia do Flamengo, 200, 25th floor, in the City of Rio de Janeiro, State of Rio de Janeiro. There is a record for the property under this title record of a right of way on a range of land with an area of 9.0693 ha, in favor of da CESP - Companhia Energética de São Paulo. The property under this title record was certified under law No. 10.267 of August 28, 2001 and Decree No. 4.449 of October 30, 2002, with approval of the INCRA in accordance with CERTIFICATION No. 160612000027-23, dated December 6, 2006, Case No. 54290.002582/2006-73, which indicates a certified area of 5,460.7321 ha, lNCRA code No. 9120340241808. By means of a Deed of Right of Way drawn up on book 192, pages 123/129 on October 8, 2008, by the 3rd Notary and Protest Office of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul, the owner: VCP MS CELULOSE SUL MATOGROSSENSE LTDA., already identified, for the price of two hundred and eighty thousand, four hundred and seventy-one Reais and nineteen cents (R$280,471.19), received from ELEKTRO ELETRICIDADE E SERVIÇOS S.A. resulting in a total area of 14.7406 ha. By the Deed of Right of Way drawn up on book 199, pages 142/150 on August 27, 2009, by the 3rd Notary and Protest Office of this city and judicial district of Três Lagoas, State of Mato Grosso do Sul, the owner: VCP MS CELULOSE SUL MATOGROSSENSE LTDA., already identified, for the price of three thousand, nine hundred and fifty-three Reais and eighty-one cents (R$3,953.81), received from ELEKTRO ELETRICIDADE E SERVIÇOS S.A. resulting in a total area of 6,482.00 m². By means of a deed of establishment of right of way drawn up on book 3333, pages 149/167, on February 10, 2012, and Notary Minutes drawn up on book 3344, pages 105/105, on April 27, 2012, established in favor of PETRÓLEO BRASILEIRO S/A — PETROBRAS on a perpetual and irrevocable basis, resulting in a total area of 262,548.42 m². There is a building for industrial purposes built on the property under this title record, with a built-up area of 74,125.59 m². Submission of implementation layout, specifications, ART No. 92221220070199574, prepared and signed by the technician in charge José Eduardo Corsini Garcia, enrolled with the CREA under No. 600691833. Certificate of occupancy No. 207/2010, issued on July 29, 2010, as well as License Permit No. 702/2009 issued on December 23, 2009 by the local Municipality. Debt Clearance Certificate Relating to Social Security Contributions and Third Parties No. 001042016-88888454, issued on April 19, 2016 by the Brazilian Federal Revenue Office, effective until October 16, 2016, on behalf of Fibria-MS Celulose Sul Mato-Grossense Ltda. By the public deed of constitution of joint MORTGAGE and amendment No. 01 to the Financing Agreement through the Opening of Credit Facility No. 16.2.0245.1, drawn up on book 15, pages 001/027, entry 001, on August 3, 2016, by the 28th Notary Office of the city of Rio de Janeiro, State of Rio de Janeiro, the parties: creditors NATIONAL ECONOMIC AND SOCIAL DEVELOPMENT BANK — BNDES, a federal government-owned company enrolled with the CNPJ/MF under No. 33.657.248/0001-89, with head offices in the city of Brasília, Federal District, and BANCO DO BRASIL S.A. with head offices in the city of Brasília, Federal District, enrolled with the CNPJ/MF No. 00.000.000/00001-91, by means of its branch Large Corporate/SP, by means of the agreement with the BNDES, a credit facility was extended in the total amount of R$2,347,524,000.00, and with BANCO DO BRASIL a credit facility was extended to the beneficiary in the total amount of R$831,478,000.00, provided that this joint mortgage guarantees the payment of any obligations arising out of the Financing Agreements of the property under this title record, including industrial units H1 and H2, as well as any and all buildings, facilities, machines, equipment, improvements, accessions or appurtenances that may be incorporated thereto or installed or operated therein on a permanent basis or that may be incorporated thereto or installed therein, with expected maturity date of December 2027. The Property is registered with the INCRA under No. 912.034.024.180-9 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 0264690-0. The property was acquired by incorporation for the amount of CR$ 596.417.715,76 on June 26, 1991.

20.       HORTO MATÃO — Title Record: 45506

Rural Property named HORTO MATÃO, with an area of 16,832.7626 ha, perimeter: 65,570.30 m, being an Area of MS-112 Highway (extracted): 42.4654 ha with the illiquid area of 16,790.2972 ha, located in the city of Selviria, judicial district of Três Lagoas, State of Mato Grosso do Sul, with the following description: Said tract of land is georeferenced to the Brazilian Geodesic System with Rectangular Plan coordinates relating to the UTM System — Datum SAD-69, from the network closing of geodesic points MS 21 and MS 22, the GPS Network of the State of Mato Grosso do Sul, whereby point MS 21 with coordinates East 455,853.878 m and North 7,748,227.308 m is located in Selviria — State of Mato Grosso do Sul, and point MS 22 with coordinates East 428,017.158 m and North 7,704,014.261 m is located in Três Lagoas — State of Mato Grosso do Sul. Datum SAD-69, relating to central meridian 51°00’WGr Fuso 22. All azimuths, distances, perimeter and area were calculated on the UTM projection plan. Specification sheets prepared and signed on July 30, 2005 by Agronomic Engineer Fábio Figueiredo dos Santos. enrolled with the CREA under No. 7935/MS, INCRA code: AGH, ART: 908165, Previous title record: Title record 35.002, book 02 of this real estate registry: OWNER: FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the CNPJ/MF under No. 36.785.418/0001-07, with head offices at MS-395 Highway, Km 20, Horto Barra do Moeda, Rural Zone, in this City of Três Lagoas, State of Mato Grosso do Sul. This property was transferred the assets (sic) of the former owner INTERNATIONAL PAPER DO BRASIL for capital increase in favor of CHAMFLORA — TRÊS LAGOAS AGROFLORESTAL LTDA., in the amount of R$25,273,582.51. There is a Legal Reserve of twenty percent (20%) of the total area of the property under this title record, i.e., 3,382.09 ha. The purpose of this title record was certified under Law No. 10.267 of August 28, 2001 and Decree No. 4.449 of October 30, 2002, with approval of the INCRA un accordance with CERTIFICATION No. 160509.000010-74, dated September 8, 2005, Case No. 54290001303/2005-73, indicating the certified area of 16,832.7626 ha, INCRA code 9120421009609, and that the polygon relating to the Specifications/Layout of the property Horto Matão Farm does not overlay any other polygon contained in the Incra georeferenced record and that the execution was in compliance with the technical specifications established in the Technical Standard for Georeferencing of Rural Properties approved by the Incra by means of Ordinance INCRA/P/No. 1.101 of November 03, 2003, published by the Federal Gazette on November 20, 2003. Title record 07/M.45506 states: a 1st degree mortgage relating to industrial note No. 40/00681-6, first amendment of rectification and ratification dated May 31, 2010 and second amendment of rectification and ratification dated February 21, 2014, whereby the lender is: BANCO DO BRASIL S.A., a government-controlled private company with head offices in the City of Brasília, Federal District. enrolled with the CNPJ/MF under No. 00.000.000/00001-91, with a credit amount of seventy-three million, twenty-one thousand and six hundred and forty-five Reais (R$73,021,645.00) maturing on December 1, 2017. The Property is registered with the INCRA under No. 912.042.100.960-9 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 1851360-3.

21.       SANTA ROSA FARM — Title Record: 33213

A tract of rural land, in the property Palmito Farm, located in this Municipality and Judicial District of Três Lagoas, State of Mato Grosso do Sul, with a total area of five hundred and four hectares, forty-nine ares and fifteen centiares (504,49,15), with the current name “SANTA ROSA FARM”, within the following perimeter: It starts at marker No. 01 on the left margin of Ribeirão Palmito and on the side of the State Road that connects Três Lagoas to Brasilândia, and then it continues downstream in a straight line for 415.20 meters, until marker No. 02 on its left margin, where the wire fence marker No. 02 commences-(59), then it continues to the Left, having as border the wire fence and confronting several properties with the following directions and distance: 32º54’26”NE - 342.00 meters until marker No. 3 46°04’24” SE — 113.36 meters until marker No. 04; 30º 21’44 SE — 500.60 meters until marker No. 05; 45º16’58”SW — 308.10 meters until marker No. 06 on the left margin of Ribeirão Palmito, and it follows it downstream in a straight line for 2,122.90 meters until marker No. 07, on the left margin next to the commencement of the wire fence. From marker No. 07 it continues to the left, having the wire fence as border and confronting Antônio Honório Dias with the following directions and distances: 54º 12’ 25”NE-360.00 meters until marker No. 08; 34º45’ 55”SE-365.00 meters until marker No. 09. 60º23’25”NE-680.00 meters until marker No. 10 on the corner of the fence and next to Municipal Road TL-20. It follows this Road to the left with the following directions and distances: 30º04’21” NE -154.27meters; 22º45’01”NE — 80.55 meters until marker No. 11 on the border of the fence of marker No. 11 it continues to the left having the wire fence as border, confronting Muriol Bogon Tabox and subsequently Claudio Fernando Garcia de Souza with the following directions and distances: 36º58’47”NW_ 2,100.00 meters until marker No. 12, on the corner of the fence: l13º15’11”NE- 762.46 meters until marker No. 13; 16º08’00” NE-327.00 meters until marker No. 14, on the corner of the fence. From marker No. 14 it continues to the left, having the wire fence as border, along the border with Eduardo Antonio with the following directions and distances 61º00’00” NW-l.041.00 meters until marker No. 15, on the corner of the fence; 38º51’35”NE — 130.00 meters until marker No. 16;41º07’52”NW-190.73 meters until marker No. 17, on the corner of the side fence of State Road 119 Três Lagoas to Brasilândia, From marker No. 17, it continues to the left having as border the wire fence that follows the side of the Road in the direction to Brasilândia with the direction 33º58’20”SW and for a distance of 1,740.00 meters to the initial marker and end of this description”, according to the descriptive data sheet dated August 25, 1997 signed by land surveyor Manoel Alves de Queiróz, enrolled with the Regional Council of Engineers and Architects (CREA) under No. -63.458/TD-SP and Initials 751-MS. Previous Title Records: R.2/M.4.288, M.6.162, M. 6.413, M.6.885, M.7744, M 8.008, M 8.670, all books of this Registry. In accordance with the Public Deed of Purchase and Sale drawn up in book 215, page 273, on April 30, 2008, by the 2nd Notary Office and Civil Registry of this city and judicial district of Três Lagoas-MS, the owners UBALDO JUVENIZ DOS SANTOS, Brazilian, merchant, holder of Identity Card RG No. 119.463-SSP/MT and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 089.182.791 -91, and his wife ANÉSIA MARIA DE CARVALHO JUVENIZ DOS SANTOS, Brazilian, married under the mandatory system of separation of property, in accordance with article 1641, sole paragraph, item II of the Civil Code, resident and domiciled at Rua Paranaíba, No. 461. Downtown, in this city of Três Lagoas-MS, JOÃO JUVENIZ JUNIOR, Brazilian, merchant, holder of Identity Card RG No. 921.935-SSP/MG and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 088.944.501-04, and his wife ANITA QUEIROZ JUVENIZ, Brazilian, retired teacher, holder of Identity Card RG No. 090.419-SSP/MS and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 066.031.141- 00, married under the community property system, before effectiveness of Law 6.515/77, resident and domiciled at Av. Antonio de Souza Queiroz, No. 1.099, Downtown, in this city of Três Lagoas-MS, sold the property that is the subject matter of this title record to VCP-MS CELULOSE SUL MATO-GROSSENSE LTDA., enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07 with its principal place of business at Rodovia MS 395, Km 20. Horto Barra do Moeda, Rural Zone, in this city of Três Lagoas-MS, for the price of FOURTEEN MILLION, FIVE HUNDRED AND NINETY-TWO THOUSAND, SEVEN HUNDRED AND TWENTY-FOUR REAIS AND THIRTY-EIGHT CENTS (R$14,592,724.38).

Change in the corporate name from VCP·MS CELULOSE SUL MATOGROSSENSE LTDA to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010. The Property is registered with the INCRA (National Settlement and Agrarian Reform Institute) under No. 912.034.020.192-0 relating to the fiscal year 2015/2016, and registered with the Federal Revenue Office under NIRF No. 4238306-4.

22.       PALMITO FARM AND ESTÂNCIA BRASIL — Title Record: 14502

An area of land with a remaining area of five hundred and sixteen hectares, ninety-one ares and fifteen centiares (516,9115ha), with the name “Casa Branca”, subsequently named “Palmito Farm” and “Estância Brasil”, in the municipality of Três Lagoas and with the following limits and borders: It starts at marker No. 01, on the right margin of Ribeirão Palmito, next to a wire fence, within the boundaries of the land owned by Manoel Mendes, which it borders along the aforementioned wire fence in the direction 76°25’00”SW and for a distance of 490.00 meters until marker No. 02, from which it deflects to the left and the border continues in marker No. 03, in the direction 44°47’00”SW and for a distance of 2,107.00 meters, and then it deflects to the left and follows in the direction 29º20’00’’SW, until it reaches marker No. 03-A, on the border of land belonging to gleba do ouro, then it follows bordering the direction 56°20’00”SW, and for a distance of 465.00 meters, until marker No. 03-B, on the margin of a private road, near a cattle grid in the border of the remaining land of seller, from where it deflects to the right and continues bordering said road, in the direction Três Lagoas until it reaches marker No. 08 (equal to that of the original description), on the margin of state road MS-395, which goes from the city of Três Lagoas to Brasilândia, from where it continues bordering it in the direction Três Lagoas, until it reaches marker No. 09, on the right margin of Ribeirão Palmito, next to the bridge, bordering the other side of the road until the public corridor that leads to the Municipal slaughtering house, with the land owned by Orestes Prata Tibery Junior, and from then to Ribeirão Palmito with Julio Ferreira Xavier. From this last marker, follows along Ribeirão Palmito stream, bordering on the left margin the successors of Salim Felício, until it reaches marker No. 01, where it began. Previous title record: Title Record 5.937, judicial district of Três Lagoas. In accordance with the Public Deed of Purchase and Sale drawn up in book 88, pages 099/100, on April 23, 2008 by the 3rd Notary Public and Protest Office of this city and judicial district of Três Lagoas-MS, the owners SERGIO PAULO ABUJAMRA, Brazilian, retired mechanical engineer, holder of Identity Card RG No. 2.996.722-SSP/SP and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 036.496.018-34, and his wife VERA LÚCIA MONTEIRO ABUJAMRA, Brazilian, housewife, holder of Identity Card

RG No. 4.727.462-SSP/SP and enrolled with the Individual Taxpayers Register of the Ministry of Finance (CPF/MF) under No. 203.172.298-00, married under the community property system, before effectiveness of Law 6.515/77, resident and domiciled at rua Armando Sales de Oliveira, No. 274, district Higienópolis, in the city of Araçatuba-SP, sold the property that is the subject matter of this title record to VCP- MS CELULOSE SUL MATO-GROSSENSE LTDA, with its principal place of business at Road MS 395, Km 20, Horto Barra do Moeda, Rural Zone, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001 -07, for the price of SIX MILLION SEVEN HUNDRED AND FIFTY-FIVE THOUSAND SEVEN HUNDRED AND THIRTY-TWO REAIS AND SIXTY-ONE CENTS (R$6.755.732,61), paid by means of cashier’s check No. 702494.0, of Banco Real, Branch 0337, Account No. 855555.0. Change in the corporate name of VCP-MS CELULOSE SUL MATOGROSSENSE LTDA, to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Road MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010. The Instrument of Attachment dated September 12, 2012 is annotated under number 47/M14.502, extracted from the case records of tax execution proceeding No. 0000679-15.2009.8.12.0021, brought by the State of Mato Grosso do Sul against Votorantim Celulose e Papel S.A, issued by the Office of the Clerk of the Tax and Public Registry Court of this Judicial District of Três Lagoas/MS, duly signed by the Honorable Judge of the respective Court, Ms. Aline Beatriz de Oliveira Lacerda. The Property is registered with the INCRA under No. 912.034.020.192-0 in relation to fiscal year 2015/2016, and with the Federal Revenue Office under NIRF No. 4238306-4.

23.       ANA ROSA FARM — Title Record: 22210

Tract of rural land composed of the remainder of “ANA ROSA FARM”, former Areias Gordas Farm, located in the municipality and judicial district of Três Lagoas, with a total area of 1,801.51,00ha, i.e. 744.42 “alqueires Paulista”, within the following borders, limits and confrontations: It starts at marker zero (0), on the confluence of streams Galheiro and Lagoa, where it borders the land owned by Mr. Bunifacio Antonio Genta, Guilherme Fernando Gregio and others: from then it follows Lagoa stream, upstream, for a distance of 4,538.85 meters, arriving at marker M-43, on other confluence of Lagoa and Fortuna streams, confronting, until this point, land owned by Mr. Guilherme Fernando Gregio and others; from that marker it follows Fortuna stream, upwards, for a distance of 1,626.15 meters, reaching marker M-60, next to the fence on the right margin of Fortuna stream, confronting, until this point, land owned by Agropecuária Fortaleza Ltda. From then it follows the fence in the directions and for the distances of 23°06’56”SE, 1,056.94 meters (marker

M-61); 22°39’56”SE, and during this route it crosses a servitude road, 1,779.90 m (marker M-62); 00°09’46”SE, 3,016.31 meters, (marker M-63) and 00°59’08”SE, 458.75 meters reaching marker M-64, next to the fence that divides the land of Monte Alegre Farm, confronting from marker M-60 to marker M-64 land owned by Agro Pecuária Fortaleza Ltda. From that marker if deflects to the left and continues along the fence in the direction 08º55’28’’SE and for a distance of 273.66 meters, reaching mark M-65, on the embankment of the aforementioned dam, which is currently dry, arriving at marker M-66, on the embankment of the aforementioned Ranieri; from then it continues along Galheiro stream, upstream, crossing another two dams, for a distance of 7,748.36 meters, reaching marker M-0 (zero), on the confluence of Galheiro stream, reaching until this point Lagoa stream, initial and final point of this description, confronting, until this point, land owned by Mr. Palmiro Ranieri, Mr. Adir Pires Maia and Mr. Bunifácio Antonio Genta, according to the specifications dated October 8, 1988. Previous Record: M.8.196 of the judicial district of Três Lagoas. By a request dated October 2, 2003 and Private Instrument registered with the Commercial Registry of the State of Mato Grosso do Sul - JUCEMS, under State Registration Number (NIRE) 54.2.0044080-7, on July 5, 1991, and 15th and last Amendment to the Articles of Association filed and registered under No. 54137149, on July 4, 2003 with the Commercial Registry of the State of Mato Grosso do Sul - JUCEMS, the owner AGROFLORESTAL RIO VERDE LTDA, already identified, was merged into CHAMFLORA TRÊS LAGOAS LTDA, headquartered at Rodovia MS 395. Km 20. Horto Barra do Moeda, rural zone of this Municipality. enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, and the property contained in this title record, in the amount of five hundred and fifty-three thousand, six hundred and thirteen Reais and twenty-nine cents (R$553,613.29), was transferred to the property of Absorbing company. Change in the corporate name from VCP·MS CELULOSE SUL MATOGROSSENSE LTDA, to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010. The Property is registered with the INCRA (National Settlement and Agrarian Reform Institute) under No. 912.034.024.147-7 relating to the fiscal year 2015/2016, and registered with the Federal Revenue Office under NIRF No. 0264693-5.

24.       URBAN PROPERTY — Title Record: 49634

Urban Property created by “Tract of land No. ten (10), of block No. one hundred and four (104)”, of the development named “VILA SANTA RITA”, located in the second urban zone of this city and with Arca de Três Lagoas/MS, with a total area of two hundred square meters (200.00m), located on the even side of rua Marechal Teodoro da Fonseca at thirty meters (30.00m) from Rua 13 de Junho crossing, with the following measures and borders: measuring ten meters (10.00m) facing East to Rua Marechal Deodoro da Fonseca; following twenty meters (20.00m) to the South confronting allotment No. 11 of Block 104 of the development named Vila Santa Rita; following ten meters (10.00m) to the West, confronting allotment No. 6 (title record No. 30.052) of Block 104 of the development named Vila Santa Rita; following for twenty meters (20.00m) to the North confronting allotment No. 9 of Block 104 of the development named Vila Santa Rita. Specifications dated June 2, 2008, prepared and signed by Engineer Marcos Antonio Morila Guerra, enrolled with the Regional Council of Engineers and Architects of the State of Mato Grosso do Sul (CREA/MS) under No. 1169, ART Form No. 25100000769220001112. Previous title record 18.879, book 02, of this Real Estate Registry. In accordance with the Public Deed of Purchase and Sale drawn up in book 189, pages 187/188/189/190/191/192/193/194/195/196, on June 30, 2008, by the 3rd Notary and Protest Office of this City and Judicial District of Três Lagoas/MS, owner GUERRA EMPREENDIMENTOS IMOBILIÁRIOS LTDA, already identified, sold the property that is the subject matter of this title record to VCP·MS CELULOSE SUL MATOGROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry (CNPJ) under No. 36.785.418/0001-07, with its principal place of business in this Municipality of Três Lagoas/MS, at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, for the price pf TWO MILLION, TWO HUNDRED AND FORTY-FOUR THOUSAND REAIS (R$2,244,000.00), jointly with the properties included in title records No. 48.958 to 48.967, 49.631 to 49.633, 49.635 to 49.730, totaling a total area of 2.44ha, all of book 02, page 01, of this real estate registry. On the property that is the subject matter of this title record, a residential masonry building has been built with the following rooms: 02 bedrooms, 02 bathrooms, 01 porch, 01 circulation area, one (01) suite, one (01) living room, one (01) kitchen. 01 laundry, totaling a built area of eighty-two square meters and eighty-nine square centimeters (82,88rna), equivalent to the property of this registration to R$ 20,587,16. Change in the corporate name from VCP·MS CELULOSE SUL MATOGROSSENSE LTDA, to FIBRIA-MS CELULOSE SUL MATO-GROSSENSE LTDA, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance (CNPJ/MF) under No. 36.785.418/0001-07, with its principal place of business at Rodovia MS 395, Km 20, Horto Barra do Moeda, Rural Zone, in this Municipality of Três Lagoas/MS, in accordance with the minutes of the 43rd Amendment to the Articles of Association of VCP-MS Celulose Sul Mato-Grossense Ltda, dated January 26, 2010, duly registered with the Commercial Registry of the State of Mato Grosso do Sul under No. 54267326, on February 12, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO